UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2019

Commission File Number:  1-35123

GOLAR LNG PARTNERS LP
(Translation of registrant’s name into English)

2nd Floor
S.E. Pearman Building
9 Par-la-Ville Road
Hamilton HM 11
Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒.

GOLAR LNG PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2019

INDEX

PAGE
Exhibits	3

Signatures	4

Important Information Regarding Forward-Looking Statements	5

Management’s Discussion and Analysis of Financial Condition and Results of Operations	7

Quantitative and Qualitative Disclosures About Market Risk	21

Risk Factors	23

Financial Statements (Unaudited)

Unaudited Condensed Consolidated Statements of Operations for the three and six months ended June 30, 2019 and 2018	24

Unaudited Condensed Consolidated Statements of Comprehensive Income for the three and six months ended June 30, 2019 and 2018	25

Condensed Consolidated Balance Sheets as of June 30, 2019 and December 31, 2018	26

Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2019 and 2018	27

Unaudited Condensed Consolidated Statements of Changes in Partners' Capital for the six months ended June 30, 2019 and 2018	29

Notes to the Unaudited Condensed Consolidated Financial Statements	31

EXHIBITS

101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENTS ON FORM F-3 (333-219065) AND S-8 (333-212485) OF THE REGISTRANT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG PARTNERS LP

Date:	September 4, 2019	By:	/s/ Brian Tienzo
		Name:	Brian Tienzo
		Title:	Principal Executive, Financial and Accounting Officer

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarterly period ended June 30, 2019 contains certain forward-looking statements concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this Report and are not intended to give any assurance as to future results. As a result, unitholders are cautioned not to rely on any forward-looking statements.

Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to:

•
the ability of Golar LNG Partners LP (“Golar Partners,” “we,” “us” and “our”) to enter into long-term time charters, including our ability to re-charter floating storage and regasification units (“FSRUs”) and liquefied natural gas (“LNG”) carriers following the termination or expiration of their time charters;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	our ability to maintain cash distributions on our units and the amount of any such distributions;

•
market trends in the FSRU, LNG carrier and floating liquefied natural gas vessel (“FLNG”) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGs;

•	the ability of Golar LNG Limited (“Golar”) and us to retrofit vessels as FSRUs or FLNGs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	our ability to integrate and realize the expected benefits from acquisitions and potential acquisitions:

•	the future share of earnings relating to the FLNG, Hilli Episeyo ("Hilli"), which is accounted for under the equity method;

•	our anticipated growth strategies;

•	the effect of a worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in commodity prices;

•	the liquidity and creditworthiness of our charterers;

•	changes in our operating expenses, including dry-docking and insurance costs and bunker prices;

•	our future financial condition or results of operations and future revenues and expenses;

•	our ability to repay our debt when due and to settle our interest rate swaps;

•	our and Golar's ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by our charters;

•	our ability to maintain long-term relationships with major LNG traders;

•	our ability to leverage the relationships and reputation of Golar and Golar Power Limited (“Golar Power”) in the LNG industry;

•	our ability to purchase vessels from Golar and Golar Power in the future;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•
the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to our business;

•	economic substance laws and regulations adopted or considered by various jurisdictions of formation of us and certain of our subsidiaries;

•	availability of skilled labor, vessel crews and management;

•	our general and administrative expenses and our fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of our partnership and distributions to our unitholders;

•	challenges by authorities to the tax benefits we previously obtained;

•	estimated future maintenance and replacement capital expenditures;

•	our and Golar's ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	our business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that we file with the U.S. Securities and Exchange Commission (the “SEC”).

Forward looking statements in this Report on Form 6-K are based upon estimates reflecting the judgment of management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth in our Annual Report on Form 20-F for the year ended December 31, 2018 (our “2018 Annual Report”) under the caption “Item 3-Key Information-D. Risk Factors” and herein under the caption "Risk Factors".

All forward-looking statements included in this Report on Form 6-K are made only as of the date of this Report on Form 6-K. We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We make no prediction or statement about the performance of our common units (“Common Units”) or our 8.75% Series A Cumulative Redeemable Preferred Units (our “Series A Preferred Units”). The various disclosures included in the Report on Form 6-K and in our other filings made with the SEC that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations should be carefully reviewed and considered.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, references in this report to “Golar Partners,” the “Partnership,” “we,” “our,” “us” or similar terms refer to Golar LNG Partners LP, a Marshall Islands limited partnership, or any one or more of its subsidiaries, or to all of such entities. Those statements in this section that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See “Important Information Regarding Forward-Looking Statements” for a discussion of the factors that could cause actual results to differ materially from those projected in these statements.

This section should be read in conjunction with the unaudited condensed consolidated financial statements presented in this report, as well as the audited consolidated financial statements and notes thereto of Golar LNG Partners LP included in our 2018 Annual Report.

General

We were formed in 2007 by Golar, a leading independent owner and operator of LNG carriers and FSRUs, to own and operate FSRUs and LNG carriers under long-term charters that generate long-term stable cash flows. On July 12, 2018, we acquired an interest in the Hilli, a floating liquefied natural gas vessel, through the acquisition (the "Hilli Acquisition") of 50% of the common units ("Hilli Common Units") in Golar Hilli LLC, which owns Hilli Corporation ("Hilli Corp"), the disponent owner of the Hilli. As of June 30, 2019, our fleet consisted of six FSRUs, four LNG carriers and an interest in the Hilli.

Recent Developments

Since April 1, 2019, the significant developments that have occurred are as follows:

Golar Freeze Charter

On April 1, 2019, the Golar Freeze tendered notice of readiness for the FSRU testing for her 15-year time charter offshore Jamaica ("Golar Freeze Charter") and started earning her contracted full daily hire rate. On May 15, 2019, we executed a modification to the Golar Freeze Charter which triggered a change in accounting for the charter from an operating lease to a sales-type lease ("Golar Freeze Finance Lease"). As a result, the underlying vessel carrying value of the Golar Freeze was de-recognized from "vessels and equipment, net", and we have subsequently recognized a "net investment in leased vessel" in our condensed consolidated balance sheets with a corresponding $4.2 million gain in our consolidated statement of operations.

Cash Distributions

In May 2019, we paid a cash distribution of $0.4042 per common unit in respect of the quarter ended March 31, 2019, to unitholders of record as of May 7, 2019, amounting to $28.7 million in the aggregate. We also paid a cash distribution of $0.546875 per Series A Preferred Unit in respect of the period from February 15, 2019 through May 14, 2019 to unitholders of record as of May 8, 2019, amounting to $3.0 million in the aggregate.

In August 2019, we paid a distribution of $0.4042 per common unit in respect of the quarter ended June 30, 2019, to unitholders of record as of August 7, 2019 amounting to $28.7 million in the aggregate. We also paid a cash distribution of $0.546875 per Series A Preferred Unit in respect of the period from May 15, 2019 through August 14, 2019 to unitholders of record as of August 8, 2019, amounting to $3.0 million in the aggregate.

Common Unit Repurchase Program

In August 2019, we repurchased a total of 153,728 units under the common unit repurchase program for an aggregate cost of $1.6 million. In accordance with the provisions of the Partnership Agreement, all common units repurchased are deemed canceled and not outstanding, with immediate effect.

Results of Operations

Three Months Ended June 30, 2019 Compared with the Three Months Ended June 30, 2018

Following the modification to the Golar Freeze Charter on May 15, 2019, we changed the measure by which we evaluate the profitability of our segments from EBITDA to Adjusted EBITDA to reflect the change in accounting treatment of the Golar Freeze Charter. This accounting change resulted in the recognition of the capital hire revenue as “Interest Income” based on a rate implicit in the contract while service revenue is recognized straight line over the life of the contract. In order to compare the performance of the Golar Freeze with our wider business, management has determined that it will measure the performance of the Golar Freeze Charter based on Adjusted EBITDA (EBITDA as adjusted for the amount invoiced under sales-type lease in the period).

The following table details the Adjusted EBITDA information for our reportable segments for the three months ended June 30, 2019 compared to the three months ended June 30, 2018. See Note 5 “Segment Information” of our unaudited condensed consolidated financial statements included herein for additional information on our segments.

	Three Months Ended June 30, 2019					Three Months Ended June 30, 2018
(dollars in thousands)	FSRU	LNG Carrier	FLNG	Elimination(1)	Consolidated Reporting	FSRU	LNG Carrier	FLNG	Elimination(1)	Consolidated Reporting
Total operating revenues	$64,824	$12,537	$26,018	$(26,018)	$77,361	$72,987	$11,214	—	—	$84,201
Vessel operating expenses	(10,070)	(4,843)	(6,163)	6,163	(14,913)	(11,358)	(5,288)	—	—	(16,646)
Voyage and commission expenses	(1,109)	(512)	(50)	50	(1,621)	(1,234)	(808)	—	—	(2,042)
Administrative expenses(2)	(1,947)	(1,304)	(198)	198	(3,251)	(2,668)	(1,276)	—	—	(3,944)
Amount invoiced under sales-type lease	2,300	—	—	(2,300)	—	—	—	—	—	—
Adjusted EBITDA	$53,998	$5,878	$19,607	$(21,907)	$57,576	$57,727	$3,842	—	—	$61,569
(1) Eliminations reverse the effective revenues, expenses, and Adjusted EBITDA attributable to our 50% ownership of the Hilli Common Units, as well as the amount invoiced under sales-type lease.
(2) Indirect administrative expenses are allocated to the FSRU and LNG carrier segments based on the number of vessels while administrative expenses for the FLNG segment relates to our effective share of expenses attributable to our 50% ownership of the Hilli Common Units.

FSRU Segment

The following table sets forth the operating results of our FSRU segment for the three months ended June 30, 2019 and 2018.

	Three Months Ended June 30,
	2019	2018	$ Change	% Change
Statement of Operations Data:	(dollars in thousands except Average Daily TCE(3))
Total operating revenues	$64,824	$72,987	$(8,163)	(11)%
Vessel operating expenses	(10,070)	(11,358)	1,288	(11)%
Voyage and commission expenses	(1,109)	(1,234)	125	(10)%
Administrative expenses	(1,947)	(2,668)	721	(27)%
Amount invoiced under sales-type lease	2,300	—	2,300	100%
FSRU Adjusted EBITDA	$53,998	$57,727	$(3,729)	(6)%

Other Financial Data:
Average daily TCE(3) (to the closest $100)	$145,100	$157,700	$(12,600)	(8)%
(3) See “—Non-GAAP Measure” for a computation of Average Daily Time Charter Earnings ("TCE") and a reconciliation to total operating revenues, the most directly comparable U.S. GAAP financial measure.

Total operating revenues: Total operating revenues decreased by $8.2 million to $64.8 million for the three months ended June 30, 2019 compared with $73.0 million for the same period in 2018, primarily due to:

•
$6.4 million decrease in revenue from the Golar Freeze as a result of reduced daily hire rate from the current charter compared to the previous charter, combined with the impact of the modification of the Golar Freeze Charter in May 2019; and

•	$0.9 million decrease in revenue from the Golar Igloo due to a reduced daily hire rate for the three months ended June 30, 2019 compared to the same period in 2018.

Vessel operating expenses: The decrease of $1.3 million in vessel operating expenses to $10.1 million for the three months ended June 30, 2019, as compared to $11.4 million for the three months ended June 30, 2018, was primarily due to the decrease in operating cost for the NR Satu as she incurred higher repair and maintenance costs during her maintenance window in the three months ended June 30, 2018. There is no comparable cost for the three months ended June 30, 2019.

Amount invoiced under sales-type lease: This represents the actual invoiced amounts on the Golar Freeze Finance Lease subsequent to its modification effective from May 15, 2019. As the income generated from the Golar Freeze Finance Lease is not reflected in our previous segment profit measure, we have included amounts invoiced in arriving at our FSRU Adjusted EBITDA, to enable comparability with the rest of our FSRU segment's charters.

FSRU Adjusted EBITDA: The FSRU Adjusted EBITDA decreased by $3.7 million to $54.0 million for the three months ended June 30, 2019 compared with $57.7 million for the same period in 2018. This was primarily due to the reduced revenues from the Golar Freeze and the Golar Igloo as discussed above.

Average daily TCE(3): The average daily TCE(3) for the three months ended June 30, 2019 decreased by $12,600 to $145,100 compared to $157,700 for the same period in 2018, primarily due to reduced hire rates for the Golar Freeze.

LNG Carrier Segment

The following table sets forth the operating results of our LNG carrier Segment for the three months ended June 30, 2019 and 2018.

	Three Months Ended June 30,
	2019	2018	$ Change	% Change
Statement of Operations Data:	(dollars in thousands except Average Daily TCE(3))
Total operating revenues	$12,537	$11,214	$1,323	12%
Vessel operating expenses	(4,843)	(5,288)	445	(8)%
Voyage and commission expenses	(512)	(808)	296	(37)%
Administrative expenses	(1,304)	(1,276)	(28)	2%
LNG carrier Adjusted EBITDA	$5,878	$3,842	$2,036	53%

Average daily TCE(3) (to the closest $100)	$44,500	$28,600	$15,900	56%
(3) See “—Non-GAAP Measure” for a computation of Average Daily TCE and a reconciliation to total operating revenues, the most directly comparable U.S. GAAP financial measure.

Total operating revenues: Total operating revenues increased by $1.3 million to $12.5 million for the three months ended June 30, 2019 compared with $11.2 million for the same period in 2018, primarily due to an increase in hire rates for the Golar Grand and Golar Maria compared to the previous hire rates for the same period in 2018. In addition, Golar Maria was on-hire for more days in the three months ended June 30, 2019 compared to the same period in 2018.

LNG carrier Adjusted EBITDA: The LNG carrier Adjusted EBITDA increased by $2.0 million to $5.9 million for the three months ended June 30, 2019 compared to $3.8 million in 2018. This was primarily due to the increase in revenue from the Golar Grand and Golar Maria for the three months ended June 30, 2019 compared to the same period in 2018.

Average daily TCE(3): The average daily TCE(3) for the three months ended June 30, 2019 increased by $15,900 to $44,500, compared to $28,600 for the same period in 2018. This was due to higher hire rates for the Golar Grand and Golar Maria.

FLNG Segment

We carry out our FLNG business through our ownership of 50% of the Hilli Common Units effective from July 2018. Although we account for our investment as an equity method investment, which is presented in “Equity in net earnings of affiliate” within our statements of operations, we report our segment on a gross basis showing our share of the underlying business activities.

The following table sets forth the operating results of our FLNG Segment for the three months ended June 30, 2019 and 2018.

	Three Months Ended June 30,
	2019	2018	$ Change	% Change
Statement of Operations Data:	(dollars in thousands)
Total operating revenues	$26,018	$—	26,018	100%
Vessel operating expenses	(6,163)	—	(6,163)	100%
Voyage and commission expenses	(50)	—	(50)	100%
Administrative expenses	(198)	—	(198)	100%
FLNG Adjusted EBITDA	$19,607	$—	$19,607	100%

Operating revenues: This refers to our effective share of the total operating revenues in relation to liquefaction services for the three months ended June 30, 2019. There was no comparable revenue in the three months ended June 30, 2018.

Vessel operating expenses: This refers to our effective share of the vessel operating expenses incurred by Hilli LLC for the three months ended June 30, 2019. There was no comparable cost in the three months ended June 30, 2018.

FLNG Adjusted EBITDA: This refers to our effective share of the FLNG Adjusted EBITDA for the three months ended June 30, 2019. There was no comparable amount in the three months ended June 30, 2018.

Other operating results

The following details our other consolidated results for the three months ended June 30, 2019 compared to the three months ended June 30, 2018:

	Three Months Ended June 30,
	2019	2018	$ Change	% Change
	(dollars in thousands)
Other non-operating income	$4,195	$236	$3,959	1,678%
Depreciation and amortization	(21,368)	(24,929)	3,561	(14)%
Administrative expenses	(3,251)	(3,944)	693	(18)%
Interest income	2,409	3,300	(891)	(27)%
Interest expense	(20,695)	(19,303)	(1,392)	7%
(Losses)/gains on derivative instruments	(24,502)	12,702	(37,204)	(293)%
Other financial items, net	746	73	673	922%
Taxes	(4,926)	(4,503)	(423)	9%
Net income attributable to non-controlling interests	(278)	(705)	427	(61)%

Other non-operating income: Other non-operating income increased by $4.0 million to $4.2 million for the three months ended June 30, 2019, compared to $0.2 million for the three months ended June 30, 2018. This was due to the gain recognized upon the Golar Freeze Charter modification from an operating lease to a sales-type lease.

Depreciation and amortization: Depreciation and amortization decreased by $3.6 million to $21.4 million for the three months ended June 30, 2019, compared to $24.9 million for the three months ended June 30, 2018. This was primarily due to:

•	$2.9 million reduction in the depreciation and amortization of the Golar Freeze following the derecognition of the vessel from vessels and equipment, net beginning on May 15, 2019; and

•
$0.7 million decrease in the amortization of the intangible asset acquired in connection with the acquisition of the Golar Igloo to align the intangible asset's useful economic life with the amended lease term following exercise of extension option.

Administrative expenses: Administrative expenses decreased by $0.7 million to $3.3 million for the three months ended June 30, 2019, compared to $3.9 million for the three months ended June 30, 2018. We are party to a management and services agreement with Golar Management Limited (“Golar Management”), a wholly owned subsidiary of Golar, under which Golar Management provides certain management and administrative services to us and is reimbursed for costs and expenses incurred in connection with these services at cost plus 5% (the “Management and Administrative Services Agreement”). Under the Management and Administrative Services Agreement, for the three months ended June 30, 2019 and 2018, we incurred charges of $2.3 million and $2.0 million, respectively. The remaining balance of administrative expenses amounting to $1.0 million and $1.9 million for the three months ended June 30, 2019 and 2018, respectively, relate to corporate expenses such as legal, accounting and regulatory compliance costs.

Interest income: Interest income decreased by $0.9 million to $2.4 million for the three months ended June 30, 2019, compared to $3.3 million for the three months ended June 30, 2018. The higher interest income in 2018 was due to the $2.2 million interest income earned on the $107.2 million Deferred Purchase Price relating to our sale to Golar of the Golar Tundra pursuant to the Tundra Put Right (as such terms are defined in Note 13 to our unaudited condensed consolidated financial statements) and the $70 million deposit paid upon execution of the purchase agreement for the Hilli Acquisition, for which we earned interest at a rate of 5% per annum. The decrease was offset by $1.4 million of interest income from the Golar Freeze Finance Lease effective from May 15, 2019.

Interest expense: Interest expense increased by $1.4 million to $20.7 million for the three months ended June 30, 2019, compared to $19.3 million for the three months ended June 30, 2018. This was primarily due to:

•
$0.5 million of incremental interest on our Oslo Bors listed bonds issued in 2015 ("2015 Norwegian Bonds") and 2017 ("2017 Norwegian Bonds"), due to higher LIBOR for the three months ended June 30, 2019; and

•	$1.1 million of incremental interest on our $800 million credit facility, due to higher LIBOR and additional interest as a result of the balance drawn under the revolving credit facility.

(Losses)/gains on derivative instruments: (Losses)/gains on derivative instruments, reflects a loss of $24.5 million and a gain of $12.7 million for the three months ended June 30, 2019 and 2018, respectively, as set forth in the table below:

	Three Months Ended June 30,
(in thousands of $)	2019	2018	$ Change	% Change
Mark-to-market (losses)/gains for interest rate swaps	$(26,492)	$7,829	$(34,321)	(438)%
Net interest income on undesignated interest rate swaps	1,990	373	1,617	434%
Mark-to-market (losses)/gains and realized interest income on interest rate swaps	(24,502)	8,202	(32,704)	(399)%
Unrealized mark-to-market gains on Earn-Out units	—	4,500	(4,500)	(100)%
Total	$(24,502)	$12,702	$(37,204)	(293)%

Mark-to-market (losses)/gains and realized interest income on interest rate swaps: Mark-to-market (losses)/gains and realized interest income on interest rate swaps resulted in a net loss of $24.5 million for the three months ended June 30, 2019, compared to a net gain of $8.2 million for the three months ended June 30, 2018 due to the decrease in long-term swap interest rates which has resulted in a loss on the mark-to-market valuation of our interest rate swaps.

Unrealized mark-to-market gains on Earn-Out units: As part of the transaction with Golar and our general partner in October 2016 pursuant to which we exchanged our old incentive distribution rights ("IDRs") for new IDRs and the issuance of new general partner units and common units in the future (collectively, the "Earn-Out Units") subject to certain conditions. These Earn-Out units have been accounted for as a derivative. Accordingly, we recognized a mark-to-market gain of $4.5 million related to these Earn-Out Units for the three months ended June 30, 2018. On October 24, 2018, we declared a reduced quarterly distribution of $0.4042 per common unit. Consequently, the second tranche of Earn-Out Units were not issued. There is no comparative gain/loss in 2019.

Other financial items, net: Other financial items, net, reflects gains of $0.7 million and $0.1 million for the three months ended June 30, 2019 and 2018, respectively, as set forth in the table below:

	Three Months Ended June 30,
(in thousands of $)	2019	2018	$ Change	% Change
Amortization of Partnership Guarantee	$530	$—	$530	100%
Foreign exchange gains on capital lease obligation and related restricted cash	207	670	(463)	(69)%
Foreign exchange gains/(losses) on operations	142	(242)	384	(159)%
Financing arrangement fees and other costs	(133)	(355)	222	(63)%
Total	$746	$73	$673	922%

Amortization of Partnership guarantee: Represents the amortization for the three months ended June 30, 2019 of the fair value of the Partnership Guarantee provided in connection with the Hilli Acquisition. See Note 13 “Related Party Transactions” of our unaudited condensed consolidated financial statements included herein for additional information.

Net income attributable to non-controlling interests: Net income attributable to non-controlling interests decreased by $0.4 million to $0.3 million for the three months ended June 30, 2019, compared to $0.7 million for the three months ended June 30, 2018, mainly due to higher losses sustained by the Golar Mazo in the three months ended June 20, 2019.

Six Months Ended June 30, 2019 Compared with the Six Months Ended June 30, 2018

The following table details the Adjusted EBITDA information for our three reportable segments; FSRUs, LNG carriers and FLNG for the six months ended June 30, 2019 compared to the six months ended June 30, 2018. See Note 5 “Segment Information” in our unaudited condensed consolidated financial statements included herein for additional information on our segments.

	Six Months Ended June 30, 2019					Six Months Ended June 30, 2018
(dollars in thousands)	FSRU	LNG Carrier	FLNG	Elimination(1)	Consolidated Reporting	FSRU	LNG Carrier	FLNG	Elimination(1)	Consolidated Reporting
Total operating revenues	$118,229	$29,042	$52,036	$(52,036)	$147,271	$135,534	$22,881	—	—	$158,415
Vessel operating expenses	(21,863)	(9,860)	(12,116)	12,116	(31,723)	(22,438)	(10,568)	—	—	(33,006)
Voyage and commission expenses	(2,233)	(1,246)	(230)	230	(3,479)	(2,751)	(2,178)	—	—	(4,929)
Administrative expenses(2)	(4,324)	(2,793)	(506)	506	(7,117)	(4,669)	(2,527)	—	—	(7,196)
Amount invoiced under sales-type lease	2,300	—	—	(2,300)	—	—	—	—	—	—
Adjusted EBITDA	$92,109	$15,143	$39,184	$(41,484)	$104,952	$105,676	$7,608	$—	$—	$113,284
(1) Eliminations reverse the effective revenues, expenses, and Adjusted EBITDA attributable to our 50% ownership of the Hilli Common Units, as well as the Amount invoiced under sales-type lease.
(2) Indirect administrative expenses are allocated to the FSRU and LNG carrier segments based on the number of vessels while administrative expenses for the FLNG segment relates to our effective share of expenses attributable to our 50% ownership of the Hilli Common Units.

FSRU Segment

	Six Months Ended June 30,
	2019	2018	$ Change	% Change
Statement of Operations Data:	(dollars in thousands except Average Daily TCE(3))
Total operating revenues	$118,229	$135,534	$(17,305)	(13)%
Vessel operating expenses	(21,863)	(22,438)	575	(3)%
Voyage and commission expenses	(2,233)	(2,751)	518	(19)%
Administrative expenses	(4,324)	(4,669)	345	(7)%
Amount invoiced under sales-type lease	2,300	—	2,300	100%
FSRU Adjusted EBITDA	$92,109	$105,676	$(13,567)	(13)%

Other Financial Data:
Average daily TCE(3) (to the closest $100)	$141,000	$156,200	$(15,200)	(10)%

(3) See “—Non-GAAP Measure” for a computation of Average Daily TCE and a reconciliation to total operating revenues, the most directly comparable U.S. GAAP financial measure.

Total operating revenues: Total operating revenues decreased by $17.3 million to $118.2 million for the six months ended June 30, 2019 compared with $135.5 million for the same period in 2018, primarily due to:

•
$14.9 million decrease in revenue from the Golar Freeze as a result of a reduced hire rate from the current charter for the six months ended June 30, 2019 compared to the previous charter hire rate for the same period in 2018, combined with the impact of the Golar Freeze Charter being modified to a sales-type lease from May 15, 2019. Subsequently, all income from Golar Freeze Finance Lease is recognized as interest income; and

•	$1.4 million decrease in revenue from the Golar Igloo due to a reduced hire rate for the six months ended June 30, 2019 compared to the same period in 2018.

Vessel operating expenses: The decrease of $0.6 million in vessel operating expenses to $21.9 million for the six months ended June 30, 2019, as compared to $22.4 million for the six months ended June 30, 2018, was primarily due to $1.5 million decrease in repair and maintenance costs incurred by Golar Eskimo and NR Satu during the six months ended June 30, 2019. This was partially offset by a $1.0 million increase in repair and maintenance costs incurred by the Golar Freeze and the Golar Igloo during the six months ended June 30, 2019.

Voyage and commission expenses: Voyage and commission expenses decreased by $0.5 million to $2.2 million for the six months ended June 30, 2019 compared to $2.8 million in 2018, mainly as Golar Freeze incurred lower bunker cost in the six months ended June 30, 2019 compared to the same period in 2018.

Amount invoiced under sales-type lease: This represents the actual invoiced amounts on the Golar Freeze Finance Lease subsequent to its modification effective from May 15, 2019. As the income generated from the Golar Freeze Finance Lease is not reflected in our previous segment profit measure, we have included amounts invoiced in arriving at our FSRU adjusted EBITDA, to enable comparability with the rest of our FSRU segment's charters.

FSRU Adjusted EBITDA: The FSRU Adjusted EBITDA decreased by $13.6 million to $92.1 million for the six months ended June 30, 2019 compared with $105.7 million for the same period in 2018. This was primarily due to the reduced revenues from the Golar Freeze and the Golar Igloo charters for the six months ended June 30, 2019.

Average daily TCE(3): The average daily TCE(3) for the six months ended June 30, 2019 decreased by $15,200 to $141,000, compared to $156,200 for the same period in 2018, mainly due to the decrease in revenues from the Golar Freeze and Golar Igloo, as a result of lower hire rates and more off-hire days for both vessels in the six months ended June 30, 2019 compared to the same period in 2018.

LNG Carrier Segment

	Six Months Ended June 30,
	2019	2018	$ Change	% Change
Statement of Operations Data:	(dollars in thousands except Average Daily TCE(3))
Total operating revenues	$29,042	$22,881	$6,161	27%
Vessel operating expenses	(9,860)	(10,568)	708	(7)%
Voyage and commission expenses	(1,246)	(2,178)	932	(43)%
Administrative expenses	(2,793)	(2,527)	(266)	11%
LNG carrier Adjusted EBITDA	$15,143	$7,608	$7,535	99%

Average daily TCE(3) (to the closest $100)	$47,600	$28,600	$19,000	66%
(3) See “—Non-GAAP Measure” for a computation of Average Daily TCE and a reconciliation to total operating revenues, the most directly comparable U.S. GAAP financial measure.

Total operating revenues: Total operating revenues increased by $6.2 million to $29.0 million for the six months ended June 30, 2019 compared with $22.9 million for the same period in 2018, primarily due to increase in hire rates for the Golar Mazo, Golar Grand and Golar Maria for the six months ended June 30, 2019 compared to the previous hire rates for the same period in 2018. In addition, Golar Mazo and Golar Maria were on-hire for longer periods in the six months ended June 30, 2019 compared to the same period in 2018.

Vessel operating expenses: The decrease of $0.7 million in vessel operating expenses to $9.9 million for the six months ended June 30, 2019, as compared to $10.6 million for the six months ended June 30, 2018 was primarily due to a decrease in operating cost for the Methane Princess as she incurred higher repair and maintenance costs during the six months ended June 30, 2018.

Voyage and commission expenses: Voyage and commission expenses decreased by $0.9 million to $1.2 million for the six months ended June 30, 2019 compared to $2.2 million for the six months ended June 30, 2018, mainly due to incremental positioning costs incurred in the six months ended June 30, 2018 in connection with the Golar Mazo and Golar Maria, which were subsequently recouped from the charterer following their entry into spot charters. There was no comparable cost for the six months ended June 30, 2019.

LNG carrier Adjusted EBITDA: The LNG carrier Adjusted EBITDA increased by $7.5 million to $15.1 million for the six months ended June 30, 2019 compared with $7.6 million for the same period in 2018. This was primarily due to the increased revenue for the  Golar Mazo, Golar Grand and Golar Maria for the six months ended June 30, 2019.

Average daily TCE(3): The average daily TCE(3) for the six months ended June 30, 2019 increased by $19,000 to $47,600, compared to $28,600 for the same period in 2018. This was due to (i) increases in hire rates for the Golar Mazo, Golar Grand and Golar Maria for the six months ended June 30, 2019; and (ii) increases in on-hire days in the Golar Mazo and Golar Maria during the six months ended June 30, 2019.

FLNG Segment

The following table sets forth the operating results of our FLNG Segment for the six months ended June 30, 2019 and 2018.

	Six Months Ended June 30,
	2019	2018	$ Change	% Change
Statement of Operations Data:	(dollars in thousands)
Total operating revenues	$52,036	$—	52,036	100%
Vessel operating expenses	(12,116)	—	(12,116)	100%
Voyage and commission expenses	(230)	—	(230)	100%
Administrative expenses	(506)	—	(506)	100%
FLNG Adjusted EBITDA	$39,184	$—	$39,184	100%

Operating revenues: This refers to our effective share of the total operating revenues in relation to liquefaction services for the six months ended June 30, 2019. There was no comparable revenue in the six months ended June 30, 2018.

Vessel operating expenses: This refers to our effective share of the vessel operating expenses incurred by Hilli LLC for the six months ended June 30, 2019. There was no comparable cost in the six months ended June 30, 2018.

FLNG Adjusted EBITDA: This refers to our effective share of the FLNG Adjusted EBITDA for the six months ended June 30, 2019. There was no comparable amount in the six months ended June 30, 2018.

Other operating results

The following details our other consolidated results for the six months ended June 30, 2019 compared to the six months ended June 30, 2018:

	Six Months Ended June 30,
	2019	2018	$ Change	% Change
	(dollars in thousands)
Other non-operating income	$4,195	$236	$3,959	1,678%
Depreciation and amortization	(42,808)	(50,578)	7,770	(15)%
Administrative expenses	(7,117)	(7,196)	79	(1)%
Interest income	3,484	6,782	(3,298)	(49)%
Interest expense	(41,472)	(39,617)	(1,855)	5%
(Losses)/gains on derivative instruments	(38,469)	22,937	(61,406)	(268)%
Other financial items, net	216	(571)	787	(138)%
Taxes	(10,215)	(8,426)	(1,789)	21%
Net income attributable to non-controlling interests	(1,989)	(852)	(1,137)	133%

Other non-operating income: Other non-operating income increased by $4.0 million to $4.2 million for the six months ended June 30, 2019, compared to $0.2 million for the six months ended June 30, 2018. This was due to the gain recognized upon the Golar Freeze Charter modification from an operating lease to a sales-type lease.

Depreciation and amortization: Depreciation and amortization decreased by $7.8 million to $42.8 million for the six months ended June 30, 2019, compared to $50.6 million for the six months ended June 30, 2018. This was primarily due to:

•
$5.0 million reduction in the depreciation and amortization of the Golar Freeze following extension of her useful economic life to reflect the vessel being utilized for the new 15-year charter, combined with the depreciation and amortization ceasing following the derecognition of the vessel from vessels and equipment, net beginning on May 15, 2019; and

•
$1.4 million decrease in the amortization of the intangible asset acquired in connection with the acquisition of the Golar Igloo to align the intangible asset's useful economic life with the amended lease term following exercise of extension option.

Administrative expenses: Administrative expenses decreased by $0.1 million to $7.1 million for the six months ended June 30, 2019, compared to $7.2 million for the six months ended June 30, 2018. Under the Management and Administrative Services Agreement, for the six months ended June 30, 2019 and 2018, we incurred charges of $4.7 million and $3.9 million, respectively. The remaining balance of administrative expenses amounting to $2.4 million and $3.3 million for the six months ended June 30, 2019 and 2018, respectively relate to corporate expenses such as legal, accounting and regulatory compliance costs.

Interest income: Interest income decreased by $3.3 million to $3.5 million for the six months ended June 30, 2019, compared to $6.8 million for the six months ended June 30, 2018. This was mainly due to $4.5 million interest income earned for the six months ended June 30, 2018 on the $107.2 million Deferred Purchase Price relating to the Tundra Put Sale and the $70 million deposit paid upon execution of the purchase agreement for the Hilli Acquisition. The decrease was offset by $1.4 million of interest income earned for the six months ended June 30, 2019 from the Golar Freeze Charter effective from May 15, 2019.

Interest expense: Interest expense increased by $1.9 million to $41.5 million for the six months ended June 30, 2019, compared to $39.6 million for the six months ended June 30, 2018. This was primarily due to the following:

•	$2.1 million of incremental interest on our $800 million credit facility, due to higher LIBOR and additional interest as a result of the balance drawn under the revolving credit facility; and

•	$1.6 million of incremental interest on our Norwegian Bonds, due to higher LIBOR during the six months ended June 30, 2019.

This was offset by:

•	$0.9 million decrease in amortization of deferred financing costs as a result of our refinancing of the NR Satu debt facility in early 2018; and

•	$0.9 million decrease in amortization of deferred financing costs for the Eskimo, which was fully amortized during 2018.

(Losses)/gains on derivative instruments: (Losses)/gains on derivative instruments, reflects a loss of $38.5 million and a gain of $22.9 million for the six months ended June 30, 2019 and 2018, respectively, as set forth in the table below:

	Six Months Ended June 30,
(in thousands of $)	2019	2018	$ Change	% Change
Mark-to-market (losses)/gains for interest rate swaps	$(42,976)	$18,522	$(61,498)	(332)%
Net interest income/(expense) on un-designated interest rate swaps	4,507	(85)	4,592	(5,402)%
Mark-to-market (losses)/gains and realized interest income on interest rate swaps	(38,469)	18,437	(56,906)	(309)%
Mark-to-market gains on Earn-Out Units	—	4,500	(4,500)	(100)%
Total	$(38,469)	$22,937	$(61,406)	(268)%

Mark-to-market (losses)/gains and realized interest income on interest rate swaps: Mark-to-market (losses)/gains and realized interest income/(expense) on interest rate swaps resulted in a net loss of $38.5 million for the six months ended June 30, 2019, compared to a net gain of $18.4 million for the six months ended June 30, 2018 due to the decrease in long-term swap interest rates which has resulted in losses on the mark-to-market valuation of our interest rate swaps.

Mark-to-market gains on Earn-Out units: We recognized a mark-to-market gain of $4.5 million related to Earn-Out Units for the six months ended June 30, 2018. On October 24, 2018, we declared a reduced quarterly distribution of $0.4042 per common unit. Consequently, the second tranche of Earn-Out Units were not issued. There is no comparative gain/loss in 2019.

Other financial items, net: Other financial items, net, reflects a gain of $0.2 million and a loss of $0.6 million for the six months ended June 30, 2019 and 2018, respectively, as set forth in the table below:

	Six Months Ended June 30,
(in thousands of $)	2019	2018	$ Change	% Change
Amortization of Partnership Guarantee	$1,069	$—	$1,069	100%
Foreign exchange (losses)/gains on capital lease obligation and related restricted cash	(600)	518	(1,118)	(216)%
Foreign exchange losses on operations	(8)	(523)	515	(98)%
Financing arrangement fees and other costs	(245)	(566)	321	(57)%
Total	$216	$(571)	$787	(138)%

Amortization of Partnership Guarantee: Represents the amortization for the six months ended June 30, 2019 of the fair value of the Partnership Guarantee provided in connection with the Hilli Acquisition. See Note 13 “Related Party Transactions” of our unaudited condensed consolidated financial statements included herein for additional information.

Taxes: Taxes increased by $1.8 million to $10.2 million for the six months ended June 30, 2019, compared to $8.4 million for the six months ended June 30, 2018. This was primarily due to Jordan's new solidarity tax of 1% applicable from 2019, resulting in a further $1.4 million deferred tax charge for the six months ended June 30, 2019.

Net income attributable to non-controlling interests: Net income attributable to non-controlling interests increased by $1.1 million to $2.0 million for the six months ended June 30, 2019, compared to $0.9 million for the six months ended June 30, 2018, mainly due to the increase in net income from the Golar Mazo as she was on-hire for a longer period with higher hire rates in the six months ended June 30, 2019 compared to the same period in 2018.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from, and leasing arrangements with, commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other short-term liquidity requirements relate to servicing interest on our debt, scheduled repayments of long-term debt, funding working capital requirements, including drydocking, and maintaining cash reserves against fluctuations in operating cash flows.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in other currencies. We have not used derivative instruments other than for interest rate and currency risk management purposes.

Short-Term Liquidity and Cash Requirements

Sources of short-term liquidity include cash balances, restricted cash balances, short-term deposits, and receipts from our charters. Revenues from the majority of our time charters are received monthly in advance. In addition, we benefit from low inventory requirements due to the fact that fuel costs are paid for by the charterer under time charters.

As of June 30, 2019, our cash and cash equivalents, including restricted cash was $240.3 million. The majority of our restricted cash balances (excluding $18.1 million in performance bonds relating to certain of our charters) contribute to our short and medium term liquidity as they are used to fund payment of certain debts, swaps and capital leases which would otherwise be paid out of our unrestricted cash balances. Since June 30, 2019, significant transactions impacting our cash flows include:

•	payment of a cash distribution of $0.4042 per unit ($28.7 million in the aggregate) to all common and general partner unitholders with respect to the quarter ended June 30, 2019, in August 2019;

•	payment of a cash distribution of $0.546875 per Series A Preferred Unit ($3.0 million in the aggregate), in respect of the period from May 15, 2019 through August 14, 2019, in August 2019;

•	payment of $33.6 million of scheduled principal and interest repayments; and

•	our repurchase in August 2019 of a total of 153,728 units under the common unit repurchase program for an aggregate cost of $1.6 million.

The 2015 Norwegian Bonds mature on May 22, 2020 and bear interest at a rate of LIBOR plus 4.4%. We have also entered into economic hedges that convert the floating rate of the interest obligation under the 2015 Norwegian Bonds to an all-in fixed rate of 6.275%. Management is currently exploring various options to obtain the necessary funds to refinance the maturing bonds. We have a track record of successfully refinancing our debt requirements and we believe that it is probable that we will obtain the necessary funding to meet our payment obligations under the maturing 2015 Norwegian bonds.

Together with proceeds from our financing activities, cash to be generated from our operations (assuming the current rates earned from existing charters continue until charter termination or expiration, where applicable) will be sufficient to cover our operational cash outflows and our ongoing obligations under our financing commitments to pay loan interest, make scheduled loan repayments and make cash distributions. Accordingly, we believe our current resources are sufficient to meet our working capital requirements for our current business for at least the next twelve months.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities for the periods presented:

	Six Months Ended June 30,
(in thousands of $)	2019	2018	$ Change	% Change
Net cash provided by operating activities	$66,921	$63,575	$3,346	5%
Net cash used in investing activities	(13,251)	(4,691)	(8,560)	182%
Net cash used in financing activities	(81,361)	(198,482)	117,121	(59)%
Effect of exchange rate changes on cash	(1,126)	(2,453)	1,327	(54)%
Net decrease in cash, cash equivalents and restricted cash	(28,817)	(142,051)	113,234	(80)%
Cash, cash equivalents and restricted cash at beginning of period	269,092	429,887	(160,795)	(37)%
Cash, cash equivalents and restricted cash at end of period	240,275	287,836	(47,561)	(17)%

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by $3.3 million to $66.9 million for the six months ended June 30, 2019 compared to $63.6 million for the same period in 2018. The increase was primarily due to improvement in general timing of working capital in the six months ended June 30, 2019, compared to the same period in 2018.

The increase was partially offset by a $4.6 million increase in cash payments for drydock expenditures in the six months ended June 30, 2019, compared to the same period in 2018. This increase was primarily due to: (i) significant drydocking expenditures for Golar Igloo's scheduled drydocking; (ii) long-lead items purchased ahead of the scheduled drydocking for the Golar Eskimo; and (iii) payments made during the six months ended June 30, 2019 in relation to the drydocking of the Golar Freeze and the Methane Princess which took place during the second half of 2018.

Net Cash Used in Investing Activities

Net cash used in investing activities of $13.3 million for the six months ended June 30, 2019 was due to:

•	$10.3 million of cash consideration paid in respect of the remaining net purchase price less working capital adjustments in connection with the Hilli Acquisition; and

•	$8.8 million of capital expenditures for the Golar Igloo and Golar Freeze.

This was partially offset by $5.8 million of dividends received from Hilli LLC in respect of the Hilli Common Units owned by us, in relation to dividends declared in the previous quarter.

Net cash used in investing activities of $4.7 million for the six months ended June 30, 2018 was due to capital expenditures for the Golar Igloo and Golar Freeze.

Net Cash Used in Financing Activities

Net cash used in financing activities is principally generated from funds from equity and debt offerings, new debt and lease financings and contributions from owners, offset by cash distributions, unit repurchase payments and debt and lease repayments.

Net cash used in financing activities during the six months ended June 30, 2019 of $81.4 million was primarily due to the following:

•	$42.5 million of scheduled repayment of our debt; and

•	payment of $63.3 million in cash distributions.

This was partially offset by a $25.0 million borrowing under our revolving credit facility.

Net cash used in financing activities during the six months ended June 30, 2018 of $198.5 million was primarily due to the following:

•	$113.0 million of repayment of our debt and revolving credit facilities;

•	payment of $89.2 million in cash distributions;

•	payment of $9.5 million in connection with our common unit repurchase program; and

•	payment of $1.7 million of financing costs related to the refinancing of the NR Satu Facility.

This was partially offset by net proceeds of $13.9 million raised from our ATM program during 2018.

Borrowing Activities

See “—Contractual Obligations” for the repayment profile of our debt and capital lease obligation.

Debt.  As of June 30, 2019 and December 31, 2018, our long-term debt, net of deferred finance charges consisted of the following:

(in thousands of $)	June 30, 2019	December 31, 2018

$800 million credit facility	$594,000	$595,000
2017 Norwegian Bonds	250,000	250,000
2015 Norwegian Bonds	150,000	150,000
NR Satu facility	81,488	88,863
Eskimo SPV debt	190,081	199,237
Total debt	$1,265,569	$1,283,100
Less: deferred financing costs	(8,342)	(10,750)
Net debt	$1,257,227	$1,272,350

The significant developments relating to our debt in the period after December 31, 2018 are set forth below:

•
In February 2019, the Partnership drew down the remaining $25 million of its revolving credit facility under the $800 million credit facility. As of June 30, 2019, the revolving credit facility is fully drawn.

Capital Lease Obligations.  As of June 30, 2019, our net obligation on our capital lease is as follows:

(in thousands of $)	Lease liability
Capital lease liability	$118,377
Less: Restricted cash deposit	(110,532)
Net capital lease obligation	$7,845

Methane Princess Lease.  In August 2003, Golar entered into a lease arrangement (the “Methane Princess lease”) with a UK bank (the “Methane Princess lessor”). Our obligation to the Methane Princess lessor is primarily secured by a letter of credit, which is itself secured by a cash deposit which was placed with the Methane Princess lessor since June 2008.

In the event of any adverse tax changes to legislation affecting the tax treatment of the lease for the Methane Princess lessor or a successful challenge by the UK Revenue authorities to the tax assumptions on which the transactions were based, or in the event that we terminate the Methane Princess lease before its expiration, we would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or that have accrued over time, together with the fees that were financed in connection with our lease financing transaction, post additional security or make additional payments to our lessor which would increase the obligations noted above. The Methane Princess lessor has a second priority security interest in the Methane Princess, the Golar Spirit and the Golar Grand to secure these potential obligations. Golar has agreed to indemnify us against any of these increased costs and obligations. Refer to note 13 to our unaudited condensed consolidated financial statements included herein.

Debt and Lease Restrictions

Our existing financing agreements (debt and lease) impose certain operating and financing restrictions on us and our subsidiaries that are described in our 2018 Annual Report under Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt and Lease Restrictions.

As of June 30, 2019, we were in compliance with all covenants of our various debt and lease agreements.

Capital Commitments

Drydockings

From June 30, 2019 until December 31, 2023, eight of the vessels in our current fleet will undergo their scheduled drydockings. We estimate that we will spend in total approximately $57.0 million for drydocking and classification surveys on these vessels, with approximately $2.5 million expected to be incurred in the remainder of 2019, $17.0 million in 2020, $7.0 million in 2021, $7.0 million in 2022 and $23.5 million in 2023.

Ballast Water Management Convention

The International Maritime Organization (IMO) adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (or the BWM Convention) in February 2004. The Convention entered into force on September 8, 2017, however IMO later decided to postpone the compliance date for existing vessels by 2 years, i.e. until the first renewal survey following September 8, 2019. The U.S. Coast Guard has decided to maintain the 2017 effective date. This makes all vessels constructed before the entry into force date “existing” vessels, and requires the installation of a Ballast Water Treatment System (“BWTS”) on such vessels at the first renewal survey following the entry into force date. Installation of BWTS will be needed on all our active LNG carriers. As long as our FSRUs are operating as FSRUs and kept stationary they will not need installation of a BWTS. The additional costs of complying with these rules, relating to all our vessels are estimated to be approximately $2.0 million per vessel and will be phased in over time in connection with the renewal surveys that are required.

We reserve a portion of cash generated from our operations to meet the costs of future drydockings and BWTS installation. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our operating expenses.

Critical Accounting Policies

The preparation of our unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

For a description of our other material accounting policies that involve a higher degree of judgment, please refer to Note 2 -Significant Accounting Policies to our audited consolidated financial statements included in our 2018 Annual Report and Note 2 - Accounting Policies to our unaudited condensed consolidated financial statements included herein.

Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as of June 30, 2019:

(in millions of $)	Total Obligation	Due in the remainder of 2019	Due in 2020-2021	Due in 2022-2023	Due Thereafter
Long-term debt(1)	$1,265.5	$39.2	$1,022.6	$70.2	$133.5
Interest commitments on long-term debt - floating and other interest rate swaps (2)	168.7	33.9	96.5	24.2	14.1
Capital lease obligations, net (2)(3)	118.4	0.8	4.2	6.0	107.4
Total	$1,552.6	$73.9	$1,123.3	$100.4	$255.0

(1) Amounts shown gross of deferred financing costs of $8.3 million.
(2) Our interest commitment on our long-term debt is calculated based on assumed USD LIBOR of between 1.56% and 2.32%, taking into account our various margin rates and interest rate swaps associated with each debt. Our interest commitment on our capital lease obligation is calculated on an assumed average Pound Sterling LIBOR of 5.2%.
(3) In the event of any adverse tax rate changes or rulings, our capital lease obligation could increase significantly. However, Golar has agreed to indemnify us against any such increase.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various market risks, including interest rate and foreign currency exchange risks. We enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Our policy is to hedge our exposure to risks, where possible, within boundaries deemed appropriate by management.

A discussion of our accounting policies for derivative financial instruments is included in note 2 — Significant Accounting Policies to our audited consolidated financial statements included in our 2018 Annual Report.  Further information on our exposure to market risk is included in note 23 — Financial Instruments to our audited consolidated financial statements included in our 2018 Annual Report.

The following analyses provide quantitative information regarding our exposure to foreign currency exchange rate risk and interest rate risk. There are certain shortcomings inherent in the sensitivity analyses presented, primarily due to the assumption that exchange rates change in a parallel fashion and that interest rates change instantaneously.

Interest rate risk.  A significant portion of our debt is subject to adverse movements in interest rates. Our interest rate risk management policy permits economic hedge relationships in order to reduce the risk associated with adverse fluctuations in interest rates. We use interest rate swaps and fixed rate debt to manage the exposure to adverse movements in interest rates. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. Credit exposures are monitored on a counterparty basis, with all new transactions subject to senior management approval.

Assuming a 1% increase in the interest rate (including the effect of interest rates under the related interest rate swap agreements) as applied against our floating rate debt balance and proportionate share of obligation under the Partnership’s guarantee of 50% of the obligations of Hilli Corp (the "Partnership Guarantee") under the Hilli bareboat charter agreement (the “Hilli Facility”) as of June 30, 2019, this would increase our interest expense by $1.5 million per annum. We have calculated our floating rate debt as the principal outstanding on our bank debt and net capital lease obligations (net of related restricted cash balances). For disclosure of the fair value of the derivatives and debt obligations outstanding as of June 30, 2019, please refer to note 12 to the unaudited condensed consolidated financial statements included herein.

Foreign currency risk.  A substantial amount of our transactions, assets and liabilities are denominated in currencies other than U.S. Dollars, such as Pound Sterling, in relation to the administrative expenses we will be charged by Golar Management in the UK and operating expenses incurred in a variety of foreign currencies, and Brazilian Real in respect of our Brazilian subsidiary which receives income and pays expenses in Brazilian Real. Based on our Pound Sterling expenses for the six months ended June 30, 2019, a 10% depreciation of the U.S. Dollar against Pound Sterling would have increased our expenses by approximately

$0.1 million. Based on our Brazilian Real revenues and expenses for the six months ended June 30, 2019, a 10% depreciation of the U.S. Dollar against the Brazilian Real would have increased our net revenue and expenses by approximately $0.2 million.

The base currency of the majority of our seafaring officers’ remuneration is the Euro, Brazilian Real or Indonesian Rupiah. Based on the crew costs for the six months ended June 30, 2019, a 10% depreciation of the U.S. Dollar against the Euro, the Brazilian Real and the Indonesian Rupiah would have increased our crew cost by approximately $1.3 million.

We are exposed to some extent in respect of the lease transaction entered into with respect to the Methane Princess, which is denominated in Pound Sterling, although it is hedged by the Pound Sterling cash deposit that secures the obligations under the lease. We use cash from the deposits to make payments in respect of the lease transaction entered into with respect to the Methane Princess. Gains or losses that we incur are unrealized unless we choose or are required to withdraw monies from or pay additional monies into the deposit securing this obligation. Among other things, movements in interest rates give rise to a requirement for us to adjust the amount of the Pound Sterling cash deposit. Based on this lease obligation and the related cash deposit as of June 30, 2019, a 10% appreciation in the U.S. Dollar against the Pound Sterling would give rise to a net foreign exchange gain of approximately $0.8 million.

Non-GAAP measure

Average Daily TCE

It is standard industry practice to measure the revenue performance of a vessel in terms of average daily Time Charter Equivalent (“TCE”). For time charters, this is calculated by dividing the sum of (a) total operating revenue and (b) amount invoiced under sales-type lease, less voyage and commission expenses, by the number of calendar days minus days for scheduled off-hire. Scheduled off-hire days includes days when vessels are in lay-up or undergoing dry dock. Where we are paid a fee to position or reposition a vessel before or after a time charter, this additional revenue, less voyage and commission expenses, is included in the calculation of net time charter revenues. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We include average daily TCE, a non-U.S. GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of average daily TCE may not be comparable to that reported by other companies. The following table reconciles our total operating revenues by segment to average daily TCE:

	FSRU Segment		LNG Carrier Segment
	Three Months Ended June 30,		Three Months Ended June 30,
(in thousands of $, except number of days and average daily TCE)	2019	2018	2019	2018
Total operating revenues	$64,824	$72,987	$12,537	$11,214
Amount invoiced under sales-type lease (1)	2,300	—	—	—
Voyage and commission expenses	(1,109)	(1,234)	(512)	(808)
	66,015	71,753	12,025	10,406
Calendar days less scheduled off-hire days	455	455	270	364
Average daily TCE (to the closest $100)	$145,100	$157,700	$44,500	$28,600

	FSRU Segment		LNG Carrier Segment
	Six Months Ended June 30,		Six Months Ended June 30,
(in thousands of $, except number of days and average daily TCE)	2019	2018	2019	2018
Total operating revenues	$118,229	$135,534	$29,042	$22,881
Amount invoiced under sales-type lease (1)	2,300	—	—	—
Voyage and commission expenses	(2,233)	(2,751)	(1,246)	(2,178)
	118,296	132,783	27,796	20,703
Calendar days less scheduled off-hire days	839	850	584	724
Average daily TCE (to the closest $100)	$141,000	$156,200	$47,600	$28,600
(1) This represents the actual invoiced amounts on the Golar Freeze Finance Lease subsequent to its modification effective from May 15, 2019. As the income generated from the Golar Freeze Finance Lease is not reflected in our previous segment profit measure, we have included amounts invoiced in arriving at our FSRU Adjusted EBITDA, to enable comparability with the rest of our FSRU segment's charters.

Risk Factors

In addition to the other information set forth in the Report on Form 6-K, you should carefully consider the risk factors set forth below, as well as the risk factors set forth in our 2018 Annual Report.

As a Marshall Islands partnership with principal executive offices in Bermuda, and also having subsidiaries in the Marshall Islands and other offshore jurisdictions, our operations may be subject to economic substance requirements of the European Union, which could harm our business.
On December 5, 2017, following an assessment of the tax policies of various countries by the Code of Conduct Group for Business Taxation of the European Union (the “COCG”), the Council of the European Union (the “Council”) approved and published Council conclusions containing a list of “non-cooperative jurisdictions” for tax purposes. On March 12, 2019, the Council adopted a revised list of non-cooperative jurisdictions (the “2019 Conclusions”). In the 2019 Conclusions, Bermuda and the Republic of the Marshall Islands, among others, were placed by the E.U. on its list of non-cooperative jurisdictions for tax purposes for failing to implement certain commitments previously made to the E.U. by the agreed deadline. However, it was announced by the Council on May 17, 2019 that Bermuda had been removed from the list of non-cooperative tax jurisdictions. E.U. member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries in 2019. E.U. legislation prohibits E.U. funds from being channeled or transited through entities in non-cooperative jurisdictions. In July 2019, the Registrar of Corporations for the Republic of the Marshall Islands announced that the Republic of the Marshall Islands expects to be removed from the blacklist following the September and October meetings of the EU Code of Conduct Group and the Economic and Financial Affairs Council. However, it is not assured that such removal will occur at that time, or at all.
We are a Marshall Islands partnership with principal executive offices in Bermuda. Our operating company and certain of our other subsidiaries are also Marshall Islands entities. At present, the impact of being included on the list of non-cooperative jurisdictions for tax purposes is unclear. These jurisdictions have enacted or may enact economic substance laws and regulations with which we may be obligated to comply. For example, on December 17, 2018, the House of Assembly of Bermuda passed the Economic Substance Act 2018 of Bermuda (the “Economic Substance Act”), which became operative on December 31, 2018, along with the Economic Substance Regulations 2018 of Bermuda. The Economic Substance Act requires each registered entity to maintain a substantial economic presence in Bermuda and provides that a registered entity that carries on a relevant activity complies with economic substance requirements if (i) it is directed and managed in Bermuda, (ii) its core income-generating activities (as may be further prescribed) are undertaken in Bermuda with respect to the relevant activity, (iii) it maintains adequate physical presence in Bermuda, (iv) it has adequate full time employees in Bermuda with suitable qualifications and (v) it incurs adequate operating expenditure in Bermuda in relation to the relevant activity. New regulations adopted in the Marshall Islands (which came into force on January 1, 2019) requires certain entities that carry out particular activities to comply with an economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands.
If we fail to comply with our obligations under this legislation or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials, or could be struck from the register of companies, in related jurisdictions. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial conditions and operating results.
We do not know: if the E.U. will remove the Marshall Islands from the list of non-cooperative jurisdictions; what additional actions the Marshall Islands may take, if any, to remove itself from the list; how quickly the E.U. would react to any changes in legislation of the Marshall Islands; or how E.U. banks or other counterparties will react while we or any of our subsidiaries remain as entities organized and existing under the laws of listed countries. The effect of the E.U. list of non-cooperative jurisdictions, and any noncompliance by us with any legislation adopted by applicable countries to achieve removal from the list, could have a material adverse effect on our business, financial conditions and operating results.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of $, except per unit amounts)	Notes	2019	2018	2019	2018
Time charter revenues	5	77,361	84,201	147,271	158,415
Total operating revenues		77,361	84,201	147,271	158,415

Vessel operating expenses	13	(14,913)	(16,646)	(31,723)	(33,006)
Voyage and commission expenses		(1,621)	(2,042)	(3,479)	(4,929)
Administrative expenses	13	(3,251)	(3,944)	(7,117)	(7,196)
Depreciation and amortization		(21,368)	(24,929)	(42,808)	(50,578)
Total operating expenses		(41,153)	(47,561)	(85,127)	(95,709)

Operating income		36,208	36,640	62,144	62,706

Other non-operating income		4,195	236	4,195	236

Financial income/(expense)
Interest income	11, 13	2,409	3,300	3,484	6,782
Interest expense		(20,695)	(19,303)	(41,472)	(39,617)
(Losses)/gains on derivative instruments	2, 6	(24,502)	12,702	(38,469)	22,937
Other financial items, net	2, 6	746	73	216	(571)
Net financial expenses		(42,042)	(3,228)	(76,241)	(10,469)

(Loss)/income before tax, equity in net earnings of affiliate and non-controlling interests		(1,639)	33,648	(9,902)	52,473
Tax	7	(4,926)	(4,503)	(10,215)	(8,426)
Equity in net earnings of affiliate	9	1,327	—	1,592	—
Net (loss)/income		(5,238)	29,145	(18,525)	44,047
Net income attributable to non-controlling interests		(278)	(705)	(1,989)	(852)
Net (loss)/income attributable to Golar LNG Partners LP Owners		(5,516)	28,440	(20,514)	43,195

General partner interest in net (loss)/income		(171)	508	(531)	744
Preferred unitholders’ interest in net income		3,019	3,019	6,038	6,004
Common unitholders’ interest in net (loss)/income		(8,364)	24,913	(26,021)	36,447

(Loss)/Earnings per unit
Common unit (basic)	15	$(0.12)	$0.36	$(0.37)	$0.52
Common unit (diluted)	15	$(0.12)	$0.35	$(0.37)	$0.52

Cash distributions declared and paid per common unit in the period		$0.40	$0.58	$0.81	$1.16

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of $)	2019	2018	2019	2018
Net (loss)/income	(5,238)	29,145	(18,525)	44,047
Other comprehensive (loss)/income:
Amount reclassified from accumulated other comprehensive income to statements of operations	—	—	—	(26)
Other comprehensive loss	—	—	—	(26)
Comprehensive (loss)/income	(5,238)	29,145	(18,525)	44,021

Comprehensive (loss)/income attributable to:
Golar LNG Partners LP Owners	(5,516)	28,440	(20,514)	43,169
Non-controlling interests	278	705	1,989	852
	(5,238)	29,145	(18,525)	44,021

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Golar LNG Partners LP
CONDENSED CONSOLIDATED BALANCE SHEETS

		June 30,	December 31,
(in thousands of $)	Note	2019	2018
		Unaudited	Audited
ASSETS
Current Assets
Cash and cash equivalents		62,059	96,648
Restricted cash and short-term deposits		42,756	31,330
Other current assets		26,597	34,520
Current portion of net investment in leased vessel	11	2,152	—
Amount due from related parties	13	2,273	—
Inventories		3,586	2,031
Total Current Assets		139,423	164,529
Non-current Assets
Restricted cash		135,460	141,114
Investment in affiliate	9	200,861	206,180
Vessels and equipment, net		1,400,141	1,535,757
Vessel under capital lease, net		111,573	114,711
Net investment in leased vessel	11	113,074	—
Intangible assets, net		55,389	60,369
Other non-current assets		4,143	18,157
Total Assets		2,160,064	2,240,817

LIABILITIES AND EQUITY
Current Liabilities
Current portion of long-term debt and short-term debt	10	225,056	75,451
Current portion of obligation under capital lease		1,729	1,564
Amount due to related parties	13	—	1,237
Other current liabilities		75,277	57,855
Total Current Liabilities		302,062	136,107
Non-current Liabilities
Long-term debt	10	1,032,171	1,196,899
Obligation under capital lease		116,648	118,119
Other non-current liabilities		31,420	30,175
Total Liabilities		1,482,301	1,481,300
Equity
Partners' capital:
Common unitholders		413,525	495,576
Preferred unitholders		132,991	132,991
General partner interest		49,356	51,048
Total Partners' capital		595,872	679,615
Non-controlling interests		81,891	79,902
Total Equity		677,763	759,517
Total Liabilities and Equity		2,160,064	2,240,817

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Six Months Ended June 30,
(in thousands of $)	Notes	2019	2018
OPERATING ACTIVITIES
Net (loss)/income		(18,525)	44,047
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation and amortization		42,808	50,578
Equity in net earnings of affiliate		(1,592)	—
Movement in deferred tax liability		2,565	819
Amortization of deferred charges and Partnership guarantee		1,348	4,287
Drydocking expenditure		(9,492)	(4,911)
Foreign exchange losses/(gain)		600	(408)
Unit options expense		118	116
Dividends received from affiliate		837	—
Interest element included in obligation under capital lease, net		(7)	(34)
Gain on recognition of net investment in leased vessel		(4,195)	—
Sales-type lease payments received in deficit of sales-type lease interest income	11	(559)	—
Change in market value of derivatives	2	42,975	(22,997)
Change in assets and liabilities:
Trade accounts receivable		8,431	3,034
Inventories		(1,555)	(504)
Other current assets and other non-current assets	2	287	1,071
Amount due to/(from) related parties		6,121	(2,860)
Trade accounts payable		(2,146)	(3,254)
Accrued expenses		3,406	(5,029)
Other current and non-current liabilities	2	(4,504)	(380)
Net cash provided by operating activities		66,921	63,575

INVESTING ACTIVITIES
Additions to vessels and equipment		(8,751)	(4,691)
Acquisition of Hilli Common Units		(10,296)	—
Dividends received from affiliate		5,796	—
Net cash used in investing activities		(13,251)	(4,691)

FINANCING ACTIVITIES
Proceeds from issuance of equity, net of issue costs		—	13,854
Repayment of debt, including related parties		(42,531)	(113,019)
Proceeds from debt		25,000	1,419
Repayments of obligation under capital lease		(782)	(652)
Advances from related party for Methane Princess lease security deposit		299	328
Cash distributions paid		(63,347)	(89,236)
Financing costs paid		—	(1,699)
Common units buy-back and cancellation		—	(9,477)
Net cash used in financing activities		(81,361)	(198,482)
Effect of exchange rate changes on cash		(1,126)	(2,453)
Net decrease in cash, cash equivalents and restricted cash (1)		(28,817)	(142,051)
Cash, cash equivalents and restricted cash at beginning of period (1) (2)		269,092	429,887
Cash, cash equivalents and restricted cash at end of period (1) (2)		240,275	287,836

(1) Included within restricted cash are security deposits for our capital lease, debt facility and performance guarantees issued to the charterers.
(2) The following table identifies the balance sheet line-items included in ‘cash, cash equivalents and restricted cash’ presented in the consolidated statements of cash flows:

	June 30,	December 31,	June 30,	December 31,
(in thousands of $)	2019	2018	2018	2017
Cash and cash equivalents	62,059	96,648	115,877	246,954
Restricted cash and short-term deposits - current	42,756	31,330	22,356	27,306
Restricted cash - non-current	135,460	141,114	149,603	155,627
	240,275	269,092	287,836	429,887

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

	Three Months Ended June 30, 2018
(in thousands of $)	Partners’ capital			Accumulated Other Comprehensive Income/(Loss)	Total Before Non-Controlling Interest	Non-Controlling Interest	Total Equity
	Preferred units	Common Units	General Partner Units and IDRs (1)
Consolidated balance at March 31, 2018	132,991	561,943	52,297	—	747,231	76,691	823,922
Net income	3,019	24,913	508	—	28,440	705	29,145
Other comprehensive loss	—	—	—	—	—	—	—
Cash distributions	(3,019)	(40,394)	(824)	—	(44,237)	—	(44,237)
Unit options expense	—	58	—	—	58	—	58
Common units acquired and cancelled	—	(1,473)	—	—	(1,473)	—	(1,473)
Consolidated balance at June 30, 2018	132,991	545,047	51,981	—	730,019	77,396	807,415

	Six Months Ended June 30, 2018
(in thousands of $)	Partners’ capital			Accumulated Other Comprehensive Income/(Loss)	Total Before Non-Controlling Interest	Non-Controlling Interest	Total Equity
	Preferred units	Common Units	General Partner Units and IDRs (1)
Consolidated balance at December 31, 2017	132,991	585,440	52,600	26	771,057	76,544	847,601
Net income	6,004	36,447	744	—	43,195	852	44,047
Other comprehensive loss	—	—	—	(26)	(26)	—	(26)
Cash distributions	(6,004)	(81,042)	(1,654)	—	(88,700)	—	(88,700)
Net proceeds from equity issuances	—	13,563	291	—	13,854	—	13,854
Unit options expense	—	116	—	—	116	—	116
Common units acquired and cancelled	—	(9,477)	—	—	(9,477)	—	(9,477)
Consolidated balance at June 30, 2018	132,991	545,047	51,981	—	730,019	77,396	807,415

	Three Months Ended June 30, 2019
(in thousands of $)	Partners’ capital			Accumulated Other Comprehensive Income/(Loss)	Total Before Non-Controlling Interest	Non-Controlling Interest	Total Equity
	Preferred Units	Common Units	General Partner Units and IDRs (1)
Consolidated balance at March 31, 2019	132,991	449,905	50,107	—	633,003	81,613	714,616
Net (loss)/income	3,019	(8,364)	(171)	—	(5,516)	278	(5,238)
Cash distributions	(3,019)	(28,075)	(580)	—	(31,674)	—	(31,674)
Units options expense	—	59	—	—	59	—	59
Consolidated balance at June 30, 2019	132,991	413,525	49,356	—	595,872	81,891	677,763

	Six Months Ended June 30, 2019
(in thousands of $)	Partners’ capital			Accumulated Other Comprehensive Income/(Loss)	Total Before Non-Controlling Interest	Non-Controlling Interest	Total Equity
	Preferred Units	Common Units	General Partner Units and IDRs (1)
Consolidated balance at December 31, 2018	132,991	495,576	51,048	—	679,615	79,902	759,517
Net (loss)/income	6,038	(26,021)	(531)	—	(20,514)	1,989	(18,525)
Cash distributions	(6,038)	(56,148)	(1,161)	—	(63,347)	—	(63,347)
Units options expense	—	118	—	—	118	—	118
Consolidated balance at June 30, 2019	132,991	413,525	49,356	—	595,872	81,891	677,763

(1) As of June 30, 2019, the carrying value of the equity attributable to the holders of our incentive distribution rights ("IDRs") was $32.5 million (December 31, 2018: $32.5 million).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Golar LNG Partners LP
Notes to Unaudited Condensed Consolidated Financial Statements

1.                                      GENERAL

Golar LNG Partners LP (the “Partnership,” “we,” “our,” or “us”) is a publicly traded Marshall Islands limited partnership initially formed as a subsidiary of Golar LNG Limited (“Golar”) in September 2007, to own and operate LNG carriers and FSRUs under long-term charters. On July 12, 2018 (the “Closing Date”), we acquired an interest in the Hilli Episeyo (the “Hilli”), a floating liquefied natural gas (“FLNG”) vessel through the acquisition of 50% of the common units (the “Hilli Common Units”) in Golar Hilli LLC (“Hilli LLC”) (the “Hilli Acquisition”). As of June 30, 2019, we have a fleet of four LNG carriers, six FSRUs and an interest in the Hilli.

2.                                      ACCOUNTING POLICIES

Basis of accounting

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include all of the information and disclosures required under U.S. GAAP for complete financial statements. Therefore, these unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2018, which are included in our Annual Report on Form 20-F.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of our audited consolidated financial statements for the year ended December 31, 2018, except for our accounting policy for “Leases” that changed as a result of adopting the requirements of Accounting Standards Updates ("ASU") 2016-02 “Leases (Topic 842)” (hereafter, ASC 842).

Our revenue contracts and related expense recognition

Contracts relating to our LNG carriers and FSRUs can take the form of operating leases, finance leases (sales-type lease or direct financing lease) and management agreements. Although the substance of these contracts are similar, the accounting treatment varies. We outline our policies for determining the appropriate U.S. GAAP treatment below.

Lease accounting versus revenue accounting

To determine whether a contract conveys a lease agreement for a period of time, we assessed whether, throughout the period of use, the customer has both of the following:

•the right to obtain substantially all of the economic benefits from the use of the identified asset; and
•the right to direct the use of that identified asset.

If a contract relating to an asset, fails to give the customer both of the above rights, we account for the agreement as a revenue contract. A contract relating to an asset will generally be accounted for as a revenue contract if the customer does not contract for substantially all of the capacity of the asset (i.e. another third party could contract for a meaningful amount of the asset capacity).

Where we provide services unrelated to an asset contract, we account for the contract as a revenue contract.

Lease accounting

When a contract is designated as a lease, we make an assessment on whether the contract is an operating or sales-type lease. An agreement will be a sales-type lease if any of the following conditions are met;

•ownership of the asset is transferred at the end of the lease term;
•the contract contains an option to purchase the asset which is reasonably certain to be exercised;
•the lease term is for a major part of the remaining useful life of the contract, although contracts entered into the last 25% of the asset’s useful life are not subject to this criterion;

•the discounted value of the fixed payments under the lease represent substantially all of the fair value of the asset; or
•the asset is heavily customized such that it could not be used for another charter at the end of the term.

Lessor accounting

In making the classification assessment, we estimate the residual value of the underlying asset at the end of the lease term with reference to broker valuations. None of our lease contracts contain residual value guarantees, any purchase options are disclosed in note 8. Agreements with renewal and termination options in the control of the lessee are included together with the non-cancellable contract period in the lease term when “reasonably certain” to be exercised or if controlled by the lessor. The determination of reasonably certain depends on whether the lessee has an economic incentive to exercise the option. Generally, lease accounting commences when the asset is made available to the customer, however, where the contract contains specific customer acceptance testing conditions, lease accounting will not commence until the asset has successfully passed the acceptance test. We assess a lease under the modification guidance when there is change to the terms and conditions of the contract that results in a change in the scope or the consideration of the lease.

Costs directly associated with the execution of the lease or costs incurred after lease inception or the execution of the contract but prior to the commencement of the lease that directly relate to preparing the asset for the lease (i.e. bunker costs), are capitalized and amortized to the consolidated statements of operations over the lease term. We also defer upfront revenue payments (i.e. repositioning fees) to the consolidated balance sheet and amortize to the consolidated statements of operations over the lease term.

Fixed revenue from operating leases is accounted for on a straight line basis over the life of the lease; while variable revenue is accounted for as incurred in the relevant period. Fixed revenue includes fixed payments (including in-substance fixed payments that are unavoidable) and variable payments based on a rate or index. For our operating leases, we have elected the practical expedient to combine our service revenue and operating lease income as the timing and pattern of transfer of the components are the same.

On inception of a sales-type lease for which we are lessor, we de-recognize the related asset and record "Net investment in leased vessel” on our consolidated balance sheet. The net investment in leased vessel represents the fixed payments due from the lessee, discounted at the rate implicit in the lease. We allocate sales-type lease income to the consolidated statements of operations in the "Interest income” line item to reflect a constant periodic rate of return on our sales-type lease investment.

Gains/(losses) on derivative instruments

With effect from September 30, 2018, we presented a new line item in financial income/(expenses) and the operating activities, on the face of the consolidated statements of operations and in the statement of cash flows, respectively. The new line item on the face of the consolidated statements of operations, "Gains/(losses) on derivative instruments" and the new line item in the consolidated statement of cash flow, "Change in market value of derivatives", relates to the movement of our derivative instruments. Previously, these items were presented within "Other financial items, net" on the face of the consolidated statements of operations along with our general finance costs and "Change in assets and liabilities" in the consolidated statement of cash flows.

We believe that the introduction of these new line items will provide users of our financial statements greater transparency over our derivative instruments. This presentation change has been retrospectively applied for all prior periods. The change in presentation for the three and six months ended June 30, 2018 is as follows:

Consolidated statement of operations changes

	Three Months Ended June 30, 2018			Six Months Ended June 30, 2018
(in thousands of $)	As previously reported	Adjustments Increase/ (Decrease)	As adjusted	As previously reported	Adjustments Increase/(Decrease)	As adjusted
Gains/(losses) on derivative instruments	—	12,702	12,702	—	22,937	22,937
Other financial items, net	12,775	(12,702)	73	22,366	(22,937)	(571)

Consolidated statement of cash flows changes

	Six Months Ended June 30, 2018
(in thousands of $)	As previously reported	Adjustments Increase/ (Decrease)	As adjusted
Change in market value of derivatives	—	(22,997)	(22,997)
Change in assets and liabilities:
Other current assets and other non-current assets	(16,482)	17,553	1,071
Other current liabilities	(5,824)	5,444	(380)

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As of June 30, 2019, we leased one (December 31, 2018: one) vessel under a finance lease from a wholly-owned special purpose vehicle (the “lessor SPV”) subsidiary of a financial institution in connection with our sale and leaseback transaction. While we do not hold any equity investment in the lessor SPV, we have determined that we are the primary beneficiary of the entity and accordingly, we are required to consolidate the lessor SPV into our financial results. The key line items impacted by our consolidation of the lessor SPV are short-term and long-term debt, restricted cash and short-term deposits, and interest expense. In consolidating the lessor SPV, on a quarterly basis, we must make assumptions regarding (i) the debt amortization profile; (ii) the interest rate to be applied against the lessor SPV’s debt principal; and (iii) the lessor SPV’s application of cash receipts. Our estimates are therefore dependent upon the timeliness of receipt and accuracy of financial information provided by the lessor SPV. Upon receipt of the audited annual financial statements of the lessor SPV, we will make a true-up adjustment for any material differences.

3.                                      RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02 Leases (Topic 842) along with subsequent amendments ASU 2019-20 Leases (Topic 842): Narrow scope improvements for lessors in December 2018 and ASU 2019-01 Leases (Topic 842): Codification improvements in March 2019. Topic 842 modifies the definition of a lease, requires reassessment of the lease term upon the occurrence of certain triggers and introduces new disclosures. Lessors are required to classify leases as sales-type, direct financing or operating, with classification affecting the pattern of income recognition and provides guidance for sale and leaseback transactions. Topic 842 requires a lessee to recognize leases on its balance sheet by recording a lease liability (representing the obligation to make future lease payments) and a right of use asset (representing the right to use the asset for the lease term). Leases for lessees will be classified as either financing or operating with classification affecting the pattern of expense recognition in the income statement.

We adopted this Topic 842 on January 1, 2019 under a modified retrospective transition approach. The Partnership does not have any lessee contracts, therefore the adoption solely impacts the contracts where we are the lessor. We have elected to use the ‘package’ of practical expedients available, which means no reassessment on transition of whether an agreement contains a lease, lease classification, and initial direct costs under ASC 842. As part of this package the lease term has been determined using hindsight up to the date of transition when considering lessee options to extend or terminate the agreement or to purchase the underlying asset. Furthermore, where available we have elected not to separate the components in our lease arrangements, instead accounting for them as a combined component under ASC 842. Our election of the practical expedient providing transition relief will result in our prior periods not being restated and will continue to be represented in accordance with Topic 840.

Our legacy leases will continue to be classified in accordance with Topic 840, while modifications and subsequent accounting will follow the accounting under Topic 842. Leases entered into on or after January 1, 2019 have been assessed under the requirements of Topic 842. New lessor presentation and disclosure requirements have been applied to our new and existing lease agreements. Note 8 to the condensed consolidated financial statements discloses the maturity analysis of operating lease payments under arrangements where we are the lessor.

In July 2018, the FASB issued ASU 2018-09 Codification improvements. The amendments in this ASU cover a wide range of topics covering primarily minor corrections, clarifications and codification improvements. We adopted the codification improvements that were not effective on issuance on January 1, 2019 under the specified transition approach connected with each of the codification improvements. The impact of this amendment has not had a material impact on our consolidated financial statements or related disclosures, including retained earnings as 1 January 2019.

Accounting pronouncements that have been issued but not adopted
The following table provides a brief description of recent accounting standards that have been issued but not yet adopted:

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequent amendments, including ASU 2018-19 & ASU 2019-04 Codification Improvements to Topic 326 "Financial Instruments-Credit Losses"

Replaces the incurred loss impairment methodology with an expected loss methodology that requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates.
		January 1, 2020	Under evaluation
ASU 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement	Removes some disclosure requirements relating to transfers between Level 1 and Level 2 of the FV hierarchy. Introduces new disclosure requirements for Level 3 measurements	January 1, 2020	No material impact on our disclosure requirements as we have no Level 3 measurements.
ASU 2018-17 Consolidation (Topic 810) - Targeted Improvements to Related Party Guidance for Variable Interest Entities
For the purposes of determining whether a decision making fee is a variable interest, a company is now required to consider indirect interests held through related parties under common control on a proportionate basis as opposed to as a direct investment in the entity.
		January 1, 2020	No impact on consolidation assessments.

4. VARIABLE INTEREST ENTITIES (“VIEs”)

Eskimo SPV

As of June 30, 2019, we leased one vessel from a VIE under a finance lease with a wholly-owned subsidiary, Sea 23 Leasing Co. Limited (“Eskimo SPV”) of China Merchants Bank Leasing (“CMBL”). Eskimo SPV is a special purpose vehicle (SPV).

In November 2015, we sold the Golar Eskimo to Eskimo SPV and subsequently leased back the vessel under a bareboat charter for a term of 10 years. From the third year anniversary of the commencement of the bareboat charter, we have an annual option to repurchase the vessel at fixed pre-determined amounts, with an obligation to repurchase the vessel at the end of the ten year lease period.

While we do not hold any equity investment in Eskimo SPV, we have determined that we have a variable interest in Eskimo SPV and that Eskimo SPV is a VIE. Based on our evaluation of the bareboat agreement we have concluded that we are the primary beneficiary of Eskimo SPV and, accordingly, have consolidated Eskimo SPV into our financial results. We did not record any gain or loss from the sale of the Golar Eskimo to Eskimo SPV. We continued to report the vessel in our consolidated financial statements at the same carrying value, as if the sale had not occurred, and our contractual debt with the Eskimo SPV eliminates on consolidation.

The equity attributable to CMBL in Eskimo SPV is included in non-controlling interests in our consolidated results. As of June 30, 2019, the Golar Eskimo is reported under “Vessels and equipment, net” in our consolidated balance sheet.

The following table gives a summary of the sale and leaseback arrangement, including repurchase options and obligation as of June 30, 2019:

Vessel	Effective from	Sales value (in $ millions)	First repurchase option (in $ millions)	Month of first repurchase option	Repurchase obligation at end of lease term (in $ millions)	End of lease term
Golar Eskimo	November 2015	285.0	225.8	November 2018	128.3	November 2025

A summary of our payment obligations under the bareboat charter with Eskimo SPV as of June 30, 2019 is shown below:

(in thousands of $)	2019(1)	2020	2021	2022	2023	After 2023
Golar Eskimo*	12,339	23,076	22,015	21,242	20,591	36,003

(1) For the six months ending December 31, 2019.
*This payment obligation table above includes variable rental payments due under the lease based on an assumed LIBOR plus margin, but excludes the repurchase obligation at the end of the lease term.

The most significant impact of Eskimo SPV’s liabilities on our condensed consolidated balance sheet is as follows:

(in thousands of $)	June 30, 2019	December 31, 2018
Liabilities
Short-term debt	11,653	11,836
Long-term debt	178,428	187,401

The most significant impact of consolidation of Eskimo SPV’s operations on our condensed consolidated statement of operations is interest expense of $2.0 million and $4.2 million for the three and six months ended June 30, 2019, respectively and $1.8 million and $3.9 million for the three and six months ended June 30, 2018, respectively. The most significant impact of consolidation of Eskimo SPV’s cash flows on our condensed consolidated statement of cash flows is net cash of $4.6 million and $9.2 million used in financing activities for the three and six months ended June 30, 2019, respectively, and $4.8 million and $3.3 million for the three and six months ended June 30, 2018, respectively.

Hilli LLC

On July 12, 2018, we acquired an interest in the Hilli through the acquisition of 50% of the Hilli Common Units. Concurrently with the closing of the Hilli Acquisition, we have determined that (i) Hilli LLC is a VIE, (ii) Golar is the primary beneficiary and retains sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the Hilli and (iii) we are not the primary beneficiary. Thus, Hilli LLC was not consolidated into our financial statements. Refer to note 9 for summarized financial information of Hilli LLC.

As of June 30, 2019, our maximum exposure as a result of our ownership in the Hilli LLC is the carrying value of our investment in affiliate of $200.9 million (see note 9) and the outstanding portion of the Hilli Facility which we have guaranteed (see note 13).

PT Golar Indonesia

We consolidated PT Golar Indonesia (“PTGI”), which owns the NR Satu, in our consolidated financial statements effective September 28, 2011. PTGI became a VIE and we became its primary beneficiary upon our agreement to acquire all of Golar’s interests in certain subsidiaries that own and operate the NR Satu on July 19, 2012. We consolidate PTGI as we hold all of the voting stock and control all of the economic interests in PTGI.

5.                                      SEGMENT INFORMATION

A segment is a distinguishable component of the business that is engaged in business activities from which we earn revenues and incur expenses whose operating results are regularly reviewed by the chief operating decision maker, and which are subject to risks and rewards that are different from those of other segments.

On May 15, 2019, we executed a modification to the Golar Freeze Charter which triggered a change in accounting for the Golar Freeze Charter from an operating lease to a sales-type lease ("Golar Freeze Finance Lease"). Following this change, management changed the metric by which it measures the profitability of our segments from EBITDA to Adjusted EBITDA to reflect the change in accounting treatment of this contract and enable the comparability with the rest of the business. This led to a change in the information that management required to manage both the standalone segments and our overall businesses.

As of June 30, 2019, we operate in the following three reportable segments: LNG carriers, FSRUs and FLNG.

•	LNG carriers are vessels that transport LNG and are compatible with many LNG loading and receiving terminals globally. Four of our vessels are LNG carriers;

•	FSRUs are vessels that are permanently located offshore to regasify LNG. Six of our vessels are FSRUs; and

•
FLNG is a vessel that is moored above an offshore natural gas field on a long-term basis. The vessel produces, liquefies and stores LNG at sea and transfers it to LNG carriers that berth while offshore.

There are no transactions between reportable segments.

	Three Months Ended June 30, 2019
(in thousands of $)	FSRU	LNG Carrier	FLNG(1)	Unallocated(2)	Total Segment Reporting	Elimination(3)	Consolidated Reporting
Statement of operations:
Total operating revenues	64,824	12,537	26,018	—	103,379	(26,018)	77,361
Vessel operating expenses	(10,070)	(4,843)	(6,163)	—	(21,076)	6,163	(14,913)
Voyage and commission expenses	(1,109)	(512)	(50)	—	(1,671)	50	(1,621)
Administrative expenses(4)	(1,947)	(1,304)	(198)	—	(3,449)	198	(3,251)
Amount invoiced under sales-type lease	2,300	—	—	—	2,300	(2,300)	—
Adjusted EBITDA	53,998	5,878	19,607	—	79,483	(21,907)	57,576
Balance sheet (at end of period):
Total assets (5)	1,103,883	523,056	200,861	332,264	2,160,064	—	2,160,064

	Six Months Ended June 30, 2019
(in thousands of $)	FSRU	LNG Carrier	FLNG(1)	Unallocated(2)	Total Segment Reporting	Elimination(3)	Consolidated Reporting
Statement of operations:
Total operating revenues	118,229	29,042	52,036	—	199,307	(52,036)	147,271
Vessel operating expenses	(21,863)	(9,860)	(12,116)	—	(43,839)	12,116	(31,723)
Voyage and commission expenses	(2,233)	(1,246)	(230)	—	(3,709)	230	(3,479)
Administrative expenses(4)	(4,324)	(2,793)	(506)	—	(7,623)	506	(7,117)
Amount invoiced under sales-type lease	2,300	—	—	—	2,300	(2,300)	—
Adjusted EBITDA	92,109	15,143	39,184	—	146,436	(41,484)	104,952

	Three Months Ended June 30, 2018
(in thousands of $)	FSRU	LNG Carrier	FLNG(1)	Unallocated(2)	Total Segment Reporting	Elimination(3)	Consolidated Reporting
Statement of operations:
Total operating revenues	72,987	11,214	—	—	84,201	—	84,201
Vessel operating expenses	(11,358)	(5,288)	—	—	(16,646)	—	(16,646)
Voyage and commission expenses	(1,234)	(808)	—	—	(2,042)	—	(2,042)
Administrative expenses(4)	(2,668)	(1,276)	—	—	(3,944)	—	(3,944)
Adjusted EBITDA	57,727	3,842	—	—	61,569	—	61,569
Balance sheet (at end of period):
Total assets (5)	1,124,858	535,393	—	600,580	2,260,831	—	2,260,831

	Six Months Ended June 30, 2018
(in thousands of $)	FSRU	LNG Carrier	FLNG(1)	Unallocated(2)	Total Segment Reporting	Elimination(3)	Consolidated Reporting
Statement of operations:
Total operating revenues	135,534	22,881	—	—	158,415	—	158,415
Vessel operating expenses	(22,438)	(10,568)	—	—	(33,006)	—	(33,006)
Voyage and commission expenses	(2,751)	(2,178)	—	—	(4,929)	—	(4,929)
Administrative expenses(4)	(4,669)	(2,527)	—	—	(7,196)	—	(7,196)
Adjusted EBITDA	105,676	7,608	—	—	113,284	—	113,284

(1) Relates to the effective revenues, expenses and EBITDA attributable to our 50% ownership of the Hilli Common Units that was acquired in July 2018 (see note 9). The earnings attributable to our investment in Hilli LLC are reported in the equity in net earnings of affiliate on the consolidated income statement.
(2) Relates to assets not allocated to a segment, but included to reflect the total assets in the consolidated balance sheet.
(3) Eliminations reverse the effective earnings attributable to our 50% ownership of the Hilli Common Units and the amounts invoiced under the sales-type lease.
(4) Indirect administrative expenses are allocated to the FSRU and LNG carrier segments based on the number of vessels while administrative expenses for FLNG relates to our effective share of expenses attributable to our 50% ownership of the Hilli Common Units.
(5) Total assets by segment refers to our principal assets being that of our vessels, including the net investment in leased vessel.

6.                                      LOSSES/GAINS ON DERIVATIVES AND OTHER FINANCIAL ITEMS, NET

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of $)	2019	2018	2019	2018
Mark-to-market (losses)/gains for interest rate swaps	(26,492)	7,829	(42,976)	18,522
Net interest income/(expense) on un-designated interest rate swaps	1,990	373	4,507	(85)
Unrealized mark-to-market gains on Earn-Out units	—	4,500	—	4,500
(Losses)/gains on derivative instruments	(24,502)	12,702	(38,469)	22,937

Amortization of debt guarantee (see note 13)	530	—	1,069	—
Foreign exchange gains/(losses) on capital lease obligation and related restricted cash	207	670	(600)	518
Foreign exchange gains/ (losses) on operations	142	(242)	(8)	(523)
Financing arrangement fees and other costs	(133)	(355)	(245)	(566)
Other financial items, net	746	73	216	(571)

(Losses)/gains on derivatives and Other financial items, net	(23,756)	12,775	(38,253)	22,366

7. TAXATION

As of June 30, 2019, a net deferred tax liability of $9.6 million ($7.0 million at December 31, 2018) was recognized due to the deferred tax liability arising from tax depreciation being in excess of the accounting depreciation for the Golar Eskimo.

Tax charge

The tax charge for the three and six months ended June 30, 2019 included current tax charges in respect of our operations in the United Kingdom, Brazil, Kuwait, Indonesia, Jordan and Barbados.

The total tax charge includes a net deferred tax charge in relation to the tax depreciation in excess of accounting depreciation for Jordan of $0.5 million and $1.0 million for the three and six months ended June 30, 2019, respectively, and $0.3 million and $0.7 million for the three and six months ended June 30, 2018, respectively. In addition, Jordan introduced a new solidarity tax applicable from 2019 of 1% which we believe would also apply to our Jordan branch. Therefore, a further $nil and $1.4 million deferred tax charge was recognised for the three and six months ended June 30, 2019, respectively. All tax losses were utilized in 2018, hence, there is no related deferred tax charge for the three and six months ended June 30, 2019, respectively ($0.1 million and $0.2 million of deferred tax charge was recognised for the three and six months ended June 30, 2018, respectively).

Uncertain tax positions

As of June 30, 2019, we recognized a provision of $5.2 million (December 31, 2018: $4.7 million) for certain tax risks in various jurisdictions.

8. OPERATING LEASES

The minimum contractual future rentals under non-cancellable leases represent revenues to be recognized on a straight line basis for each of the following periods, as of June 30, 2019:

Year ending December 31, (in thousands of $)	Total
2019(1)	145,524
2020	222,189
2021	214,075
2022	214,075
2023 and thereafter	269,310
Total	1,065,173
(1) For the six months ending December 31, 2019.

Minimum lease rentals under non-cancellable leases are calculated based on contractual future revenue expected to be recognized on a straight-line basis over the lease term with certain assumptions such as those relating to expected off-hire days.

PT Nusantara Regas (“PTNR”) has the right to purchase the NR Satu at any time after the first anniversary of the commencement date of its charter at a price that must be agreed upon between us and PTNR. We have assumed that this option will not be exercised. Accordingly, the minimum lease rentals set out above include revenues arising within the option period.

The Hashemite Kingdom of Jordan (“Jordan”) has the option, for a termination fee, to terminate the charter after the fifth anniversary of the delivery date of the Golar Eskimo. The minimum contractual future revenues above assume that this option will not be exercised.

All our vessels are held for contractual future leasing, as such the cost and accumulated depreciation of vessels, all relates to arrangements under third party operating leases. For arrangements where operating costs are borne by the charterer on a pass through basis, the pass through of operating costs is reflected in both revenue and expenses.

The components of operating lease income were as follows:

(in thousands of $)	Three Months Ended June 30, 2019	Six Months Ended June 30, 2019
Operating lease income	76,853	145,549
Variable lease income (1)	179	1,393
Total operating lease income	77,032	146,942
(1)‘Variable lease income’ is excluded from lease payments that comprise the minimum contractual future revenues from non-cancellable leases.

9. INVESTMENT IN AFFILIATE

The components of our equity method investment in Hilli LLC are as follows:

(in thousands of $)
Equity in net assets of affiliate at January 1, 2019	206,180
Dividend (Note 13)	(6,911)
Equity in net earnings of affiliate	1,592
Equity in net assets of affiliate at June 30, 2019	200,861

Summarized financial information of Hilli LLC*

The following table summarizes the financial information of Hilli LLC shown on a 100% basis as of June 30, 2019 and December 31, 2018:

(in thousands of $)	Balance at June 30, 2019	Balance at December 31, 2018
Balance sheet
Current assets	68,245	124,642
Non-current assets	1,366,867	1,392,711
Current liabilities	(51,568)	(109,773)
Non-current liabilities	(964,384)	(1,004,184)

*The summarized financial information of Hilli LLC excludes the Hilli LLC lessor VIE's financial information.

10.                                      DEBT

As of June 30, 2019 and December 31, 2018, we had total long-term debt outstanding of $1,257.2 million and $1,272.4 million, respectively, net of deferred debt financing costs of $8.3 million and $10.8 million, respectively.

In February 2019, the Partnership borrowed the remaining $25 million available under the revolving credit facility of the $800 million credit facility. As of June 30, 2019, the revolving credit facility was fully drawn.

In May 2015, we completed the issuance and sale of $150 million aggregate principal amount of five years non-amortizing bonds in Norway (the “2015 Norwegian Bonds”). The 2015 Norwegian Bonds mature on May 22, 2020 and bear interest at a rate of LIBOR plus 4.4%. We have also entered into economic hedges that convert the floating rate of the interest obligation under the 2015 Norwegian Bonds to an all-in fixed rate of 6.275%. Management is currently exploring various options to obtain the necessary funds to refinance the maturing bonds. We have a track record of successfully refinancing our debt requirements and we believe that it is probable that we will obtain the necessary funding to meet our payment obligations under the maturing 2015 Norwegian bonds.

11.                                      NET INVESTMENT IN LEASED VESSEL

On May 15, 2019, we executed a modification to the Golar Freeze Charter which triggered a change in lease classification to a sales-type lease. This classification change resulted in the de-recognition of the vessel asset carrying value, the recognition of net investment in leased vessel (consisting of present value of the future lease receivables and unguaranteed residual value), and a gain on disposal, which is presented in "Other non-operating income" of our consolidated statement of operations. Post modification to sales-type lease, all charter hire revenue from the Golar Freeze Finance Lease is to be recognized as interest income. We recognized interest income of $1.4 million for the three months ended June 30, 2019 (June 30, 2018: nil) that forms part of "interest income" in the consolidated statements of operations.

The following table list the components of our net investment in leased vessel and the maturity profile of the undiscounted lease receivables:

Year ending December 31, (in thousands of $)
2019(1)	9,200
2020	18,300
2021	18,250
2022	18,250
2023 and thereafter	207,600
Total minimum lease receivable	271,600
Unguaranteed residual value	16,000
Gross investment in sales-type lease	287,600
Less: unearned interest income	(172,374)
Net investment in leased vessel	115,226
Less: current portion of Net investment in leased vessel	(2,152)
Non-current portion of Net investment in leased vessel	113,074
(1) For the six months ending December 31, 2019.

12.                                      FINANCIAL INSTRUMENTS

Interest rate risk management

In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. We have entered into swaps that convert floating rate interest obligations to fixed rates, which, from an economic perspective, hedge our interest rate exposure. We do not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts; however, we do not anticipate non-performance by any of our counterparties.

We manage our debt and capital lease portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. Historically, we hedge accounted for certain interest rate swap agreements designated for accounting purposes as cash flow hedges. Accordingly, the net gains and losses were reported in a separate component of accumulated other comprehensive income to the extent the hedges were effective. The amounts recorded in accumulated other comprehensive income were subsequently reclassified into earnings in the same period as the hedged items affected earnings. Since March 2018, we have ceased hedge accounting for any of our derivatives.

Fair values

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying value and estimated fair value of our financial instruments as of June 30, 2019 and December 31, 2018 are as follows:

		June 30, 2019		December 31, 2018
(in thousands of $)	Fair value Hierarchy	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	62,059	62,059	96,648	96,648
Restricted cash and short-term deposits	Level 1	178,216	178,216	172,444	172,444
2015 and 2017 Norwegian Bonds (1)	Level 1	(400,000)	(402,306)	(400,000)	(396,843)
Short and long-term debt — floating (2)	Level 2	(865,569)	(865,569)	(883,100)	(883,100)
Obligation under capital lease (2)	Level 2	(118,377)	(118,377)	(119,683)	(119,683)

Derivatives:
Interest rate swaps asset (3)	Level 2	2,996	2,996	17,617	17,617
Interest rate swaps liability (3)	Level 2	(37,108)	(37,108)	(8,753)	(8,753)

(1) This pertains to the 2015 and 2017 Norwegian bonds with a carrying value of $400.0 million as of June 30, 2019 (December 31, 2018: $400.0 million), which are included under long-term debt on the balance sheet. The fair value of the bonds as of June 30, 2019 was $402.3 million (December 31, 2018: $396.8 million), which is 100.6% of their face value (December 31, 2018: 99.2%).

(2) Our short-term and long-term debt and capital lease obligations are recorded at amortized cost in the consolidated balance sheets. The long-term debt is presented gross of deferred financing cost of $8.3 million as of June 30, 2019 (December 31, 2018: $10.8 million).

(3)  Derivative liabilities are captured within other current liabilities and derivative assets are captured within long-term assets on the balance sheet.

The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to that counterparty by offsetting them against amounts that the counterparty owes to us. We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. However, if we were to offset and record the asset and liability balances of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of June 30, 2019 and December 31, 2018 would be adjusted as detailed in the following table:

	June 30, 2019			December 31, 2018
(in thousands of $)	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
Total asset derivatives	2,996	(1,684)	1,312	17,617	(3,281)	14,336
Total liability derivatives	(37,108)	1,684	(35,424)	(8,753)	3,281	(5,472)

As of June 30, 2019, we have entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below:

Instrument (in thousands of $)	Notional amount	Maturity Dates			Fixed Interest Rates
Interest rate swaps:
Receiving floating, pay fixed	1,743,080	2019	to	2026	1.07%	to	2.90%

13.             RELATED PARTY TRANSACTIONS

Net income from related parties:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of $)	2019	2018	2019	2018
Transactions with Golar and affiliates:
Management and administrative services fees (a)	(2,311)	(1,988)	(4,747)	(3,877)
Ship management fees (b)	(1,115)	(1,300)	(2,230)	(2,600)
Income on deposits paid to Golar (c)	—	2,237	—	4,484
Distributions with Golar, net (d)	(5,246)	(13,088)	(11,409)	(26,176)

(Payable)/receivables (to)/from related parties:

As of June 30, 2019 and December 31, 2018, balances with related parties consisted of the following:

(in thousands of $)	June 30, 2019	December 31, 2018
Balances due (to)/from Golar and affiliates (e)	(281)	(4,091)
Methane Princess lease security deposit movements (f)	2,554	2,854
Total	2,273	(1,237)

(a) Management and administrative services fees- We are party to a management and administrative services agreement with Golar Management Limited (“Golar Management”), a wholly-owned subsidiary of Golar, pursuant to which Golar Management provides to us certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. We may terminate the agreement by providing 120 days’ written notice.

(b) Ship management fees - Golar and certain of its affiliates charged ship management fees to us for the provision of technical and commercial management of the vessels. Each of our vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain subsidiaries of Golar, including Golar Management. We may terminate these agreements by providing 30 days’ written notice.

(c) Income on deposits paid to Golar/Deposits paid to Golar - In May 2016, we completed the acquisition from Golar of Tundra Corp. (“Tundra Corp”), the owner of the Golar Tundra (the “Tundra Acquisition”), and paid total cash purchase consideration of $107.2 million. In May 2017, we elected to exercise our right (the “Tundra Put Right”) to require Golar to repurchase Tundra Corp at a price equal to the original purchase price. In connection with the exercise of the Tundra Put Right, we and Golar entered into an agreement pursuant to which we agreed to sell Tundra Corp to Golar on the date of the closing of the sale to Golar of Tundra Corp pursuant to the Tundra Put Option (the “Put Sale Closing Date”) on October 17, 2017 in return for Golar's promise to pay an amount equal to $107.2 million (the “Deferred Purchase Price”) plus an additional amount equal to 5% per annum of the Deferred Purchase Price (the “Additional Amount”). The Deferred Purchase Price and the Additional Amount was applied to the net purchase price of the Hilli Acquisition on July 12, 2018.

On August 15, 2017, Golar Partners Operating LLC, our wholly owned subsidiary, entered into a purchase and sale agreement (the “Hilli Purchase Agreement”) for the Hilli Acquisition from Golar and affiliates of Keppel and B&V of Common Units in Hilli LLC, which indirectly owns the Hilli. The Hilli Common Units we acquired represent the equivalent of 50% of the two liquefaction trains, out of a total of four, that are currently contracted to the Customer under the LTA. Concurrently with the execution of the Hilli Purchase Agreement, we paid a $70 million deposit to Golar, upon which we received interest at a rate of 5% per annum. We applied the deposit and interest accrued to the purchase price on July 12, 2018, upon completion of the Hilli Acquisition.

We have accounted for $nil for both the three and six months ended June 30, 2019, and $2.2 million and $4.5 million for the three and six months ended June 30, 2018, respectively, from the above arrangements as interest income on the Deferred Purchase Price and $70 million deposit.

(d) Distributions with Golar, net - During the three and six months ended June 30, 2019 and 2018, we paid total distributions to Golar of $9.2 million and $18.3 million, and $13.1 million and $26.2 million, respectively, in respect of the Common Units and General Partner units owned by it.

During the three months and six months ended June 30, 2019, Hilli LLC declared quarterly distributions totaling $3.9 million and $6.9 million, respectively, in respect of the Hilli Common Units owned by us. These amounts include reimbursements for Operating Expenses, as set forth below. As of June 30, 2019, we have a dividend receivable of $3.9 million.

Pursuant to the Hilli Purchase Agreement, we agreed to reimburse Golar, Keppel and B&V for (a) 50% of the amount, if any, by which Operating Expenses (as defined below) are less than $32.4 million per year and (b) 50% of the amount, if any, by which withholding taxes on Operating Expense payments are less than $4.2 million per year, for a period of eight years commencing on the closing date of the Hilli Acquisition, up to a maximum amount of $20 million in the aggregate. Golar, Keppel and B&V have agreed, for a period of eight years commencing on the closing date of the Hilli Acquisition, to reimburse us for (a) 50% of the amount, if any, by which Operating Expenses are greater than $39.5 million per year and (b) 50% of the amount, if any, by which withholding taxes on Operating Expense payments are greater than $5.2 million per year, up to a maximum amount of $20 million in the aggregate. “Operating Expenses” means, all expenditures made by Hilli LLC and its subsidiaries, including vessel operating expenses, taxes, maintenance expenses and employee compensation and benefits, and capital expenditures, but exclude withholding taxes thereon.  Included within the Hilli LLC declared distributions for the three and six months ended June 30, 2019 is $0.8 million and $0.8 million, respectively, of reimbursements due from Golar, Keppel and B&V for operating expenses.

(e) Balances due (to)/from Golar and its affiliates - Receivables and payables with Golar primarily comprise of unpaid fees and expenses for management and administrative services and vessel management services performed by Golar and its affiliates, and other related party arrangements including the interest income on the Deferred Purchase Price. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances due from Golar and its affiliates are unsecured, interest-free and intended to be settled in the ordinary course of business.

(f) Methane Princess lease security deposit movements - This represents net advances to Golar since our initial public offering in April 2011, which correspond with the net release of funds from the security deposits held relating to the Methane Princess lease. This is in connection with the Methane Princess tax lease indemnity provided by Golar under the Omnibus Agreement that we entered into with Golar at the time of our initial public offering. Accordingly, these amounts held with Golar will be settled as part of the eventual termination of the Methane Princess lease.

Other transactions

Agency agreement with PT Pesona Sentra Utama (or PT Pesona) - PT Pesona, an Indonesian company, owns 51% of the issued share capital in our subsidiary, PTGI, the owner and operator of NR Satu, and provides agency and local representation services for us with respect to NR Satu. During the three and six months ended June 30, 2019 and 2018, PT Pesona received an agency fee of $0.1 million and $0.3 million, and $0.5 million and $0.6 million, respectively.

Hilli guarantees (in connection with the Hilli Acquisition)

(i) Debt

Hilli Corp is a party to a Memorandum of Agreement, dated September 9, 2015, with Fortune Lianjiang Shipping S.A., a subsidiary of China State Shipbuilding Corporation (“Fortune”), pursuant to which Hilli Corp has sold to and leased back from Fortune the Hilli under a 10-year bareboat charter agreement (the “Hilli Facility”). The Hilli Facility provided for post-construction financing for the Hilli in the amount of $960 million. Under the Hilli Facility, Hilli Corp will pay to Fortune forty consecutive equal quarterly repayments of 1.375% of the construction cost, plus interest based on LIBOR plus a margin of 3.95%. In connection with the closing of the Hilli Acquisition, we agreed to provide a several guarantee (the “Partnership Guarantee”) of 50% of the outstanding principal, interest, expenses and other amounts payable by Hilli Corp under the Hilli Facility pursuant to a Deed of Amendment, Restatement and Accession relating to a guarantee between Golar, Fortune and us dated July 12, 2018. We entered into a $480.0 million interest rate swap in relation to our proportionate share of the obligation under the Hilli Facility.

(ii) Letter of credit

On November 28, 2018, we entered into an agreement to guarantee (the “LOC Guarantee”) the letter of credit issued by a financial institution in the event of Hilli Corp’s underperformance or non-performance under the liquefaction tolling agreement for the Hilli. Under the LOC Guarantee, we are severally liable for any outstanding amounts that are payable, based on the percentage ownership that Golar holds in us, multiplied by our percentage ownership in Hilli Common Units.

Pursuant to the Partnership Guarantee and the LOC Guarantee, we are required to comply with the following covenants and ratios:

•	free liquid assets of at least $30 million throughout the Hilli facility period;

•	a maximum net debt to EBITDA ratio for the previous 12 months of 6.5:1; and

•	a consolidated tangible net worth of $123.95 million.

As of June 30, 2019, the amount we have guaranteed under the Partnership Guarantee and the LOC Guarantee is $438.8 million, and the fair value of debt guarantee, presented under "Other current liabilities" and "Other non-current liabilities" of our consolidated balance sheet, amounting to $1.9 million and $7.4 million, respectively. We are in compliance with the covenants and ratios for both Hilli guarantees.

14.          OTHER COMMITMENTS AND CONTINGENCIES

 Assets pledged

(in thousands of $)	June 30, 2019	December 31, 2018
Book value of vessels secured against long-term loans and capital lease (1)	1,496,071	1,517,297

 (1) Includes Net investment in leased vessel relating to the Golar Freeze of $115.2 million.

Other contractual commitments and contingencies

Insurance

We insure the legal liability risks for our shipping activities with Gard and Skuld, which are mutual protection and indemnity associations. As a member of a mutual association, we have inquired to the associations based on our claims record in addition to the claims records of all other members of the association. A contingent liability exists to the extent that the claims records of the members of the association in the aggregate show significant deterioration, which results in additional premiums on the members.

Tax lease benefits

As of June 30, 2019, we have one UK tax lease (relating to the Methane Princess). A termination of this lease would realize the accrued currency gain or loss recorded against the lease liability, net of the restricted cash. As of June 30, 2019, there was a net accrued gain of approximately $1.5 million.

Under the terms of the leasing arrangement, the benefits are derived primarily from the tax depreciation assumed to be available to the lessor as a result of their investment in the vessel. As is typical in these leasing arrangements, as the lessee, we are obligated to maintain the lessor’s after-tax margin. Accordingly, in the event of any adverse tax changes or a successful challenge by the UK Tax Authorities (“HMRC”) with regard to the initial tax basis of the transactions, or in the event of an early termination of the Methane Princess lease or in relation to the other vessels previously financed by UK tax leases, we may be required to make additional payments principally to the UK vessel lessor. We would be required to return all, or a portion of, or in certain circumstances significantly more than the upfront cash benefits that Golar received in respect of the lease financing transaction.

HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (“UK court”) ruled in favor of HMRC. The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our leases. Further, we consider there are differences in the fact pattern and structure between this test case and our leasing arrangements and therefore, the judgement is not necessarily indicative of any outcome should HMRC challenge us. HMRC have written to our lessor to indicate that they believe the Methane Princess lease may be similar to the lease in the case noted above, however we remain confident that our fact pattern is sufficiently different. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately nil to $30 million (£23.0 million). Golar continues to have discussions with HMRC on this matter, although we deem it unlikely that the inquiry will be brought to a mutually satisfactory conclusion. Accordingly, Golar is determining how best to proceed with the lessor. This will likely involve obtaining supplementary legal advice in addition to the advice we have previously received. We remain confident of our position, however given the complexity of these discussions it is impossible to quantify the reasonably possible loss, and we continue to estimate the possible range of exposures as set out above. However, under the indemnity provisions of the Omnibus Agreement, Golar has agreed to indemnify us against any liabilities incurred as a consequence of a successful challenge by the UK Revenue Authorities with regard to the initial tax basis of the Methane Princess lease and in relation to other vessels previously financed by UK tax leases.

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

In November and December 2015, the Indonesian tax authorities issued letters to our subsidiary, PTGI, to, among other things, revoke a previously granted VAT importation waiver in the approximate amount of $24.0 million for the NR Satu. In April 2016, PTGI initiated an action in the Indonesian tax court to dispute the waiver cancellation. The final hearing took place in June 2016 and we received the verdict of the Tax Court in November 2017, which rejected PTGI’s claim. In February 2018, PTGI filed a Judicial Review with the Supreme Court of Indonesia, but in December 2018, the Supreme Court of Indonesia ruled against PTGI with regards the validity of waiver cancellation. However, we do not believe it probable that a liability exists as a result of this ruling, as no Tax Underpayment Assessment Notice has been received within the statute of limitations period. Should we receive such notice from the tax authorities, we intend to challenge the legality of the assessment. In any event, we believe PTGI will be indemnified by PTNR for any VAT liability as well as related interest and penalties under our time charter party agreement entered into with them.

15.          LOSSES/EARNINGS PER UNIT AND CASH DISTRIBUTIONS

The calculations of basic and diluted loss/earnings per common unit are presented below:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of $, except per unit data)	2019	2018	2019	2018
Common unitholders' interest in net (loss)/income	(8,364)	24,914	(26,021)	36,447
Less: distributions paid (1)	(52,147)	(40,383)	(80,221)	(80,908)
Over distributed earnings	(60,511)	(15,469)	(106,242)	(44,461)

Basic:
Weighted average Common Units outstanding (in thousands)	69,455	69,833	69,455	70,050
Diluted:
Weighted average Common Units outstanding (in thousands)	69,455	69,833	69,455	70,050
Earn-out units(2)	—	374	—	374
Common unit and common unit equivalents	69,455	70,207	69,455	70,424

(Loss)/earnings per unit (basic and diluted):
Basic - Common unitholders	$(0.12)	$0.36	$(0.37)	$0.52
Diluted - Common unitholders	$(0.12)	$0.35	$(0.37)	$0.52

Cash distributions declared and paid in the period per common unit(3):	$0.40	$0.58	$0.81	$1.16
Subsequent event: Cash distributions declared and paid per common unit relating to the period(4):	$0.40	$0.58	$0.40	$0.58
 ______________________________________
(1) Refers to distributions made or to be made in relation to the period, irrespective of the declaration and payment dates, and is based on the weighted average number of Common Units outstanding in the period.

(2) This relates to the Earn-Out units issued in connection with the IDR exchange transaction in October 2016 in which we exchanged our old Incentive Distribution Rights (“IDRs”) for new IDRs.

(3) Refers to cash distributions declared and paid during the period.

(4) Refers to cash distributions declared relating to the period and paid subsequent to the period end.

As of June 30, 2019, of our total number of Common Units outstanding, 69.4% were held by the public and the remaining Common Units were held by Golar.

16.          SUBSEQUENT EVENTS

In August 2019, we paid a distribution of $0.4042 per common unit in respect of the quarter ended June 30, 2019, to unitholders of record as of August 7, 2019 amounting to $28.7 million in the aggregate. We also paid a cash distribution of $0.546875 per Series A Preferred Unit in respect of the period from May 15, 2019 through August 14, 2019 to unitholders of record as of August 8, 2019, amounting to $3.0 million in the aggregate.

In August 2019, we repurchased a total of 153,728 units under the common unit repurchase program for an aggregate cost of $1.6 million. In accordance with the provisions of the Partnership Agreement, all common units repurchased are deemed canceled and not outstanding, with immediate effect.